As confidentially submitted to the Securities and Exchange Commission on October 11, 2023. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SKYWARD SPECIALTY INSURANCE GROUP, INC.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	6331 (Primary Standard Industrial Classification Code Number)	14-1957288 (I.R.S. Employer Identification Number)
800 Gessner Road, Suite 600
Houston, TX 77024-4284
(713) 935-4800
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Andrew Robinson
Chief Executive Officer
Skyward Specialty Insurance Group, Inc.
800 Gessner Road, Suite 600
Houston, TX 77024-4284
(713) 935-4800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michael Murphy Patrick J. O’Malley Bianca J. LaCaille DLA Piper LLP (US) 1251 Avenue of the Americas New York, NY 10020-1104 (212) 335-4500	Marc D. Jaffe Erika L. Weinberg Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this registration statement becomes effective.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box: ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:
Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
Subject to Completion, Dated October 11, 2023
         Shares
Skyward Specialty Insurance Group, Inc.
Common Stock

This is a public offering of shares of common stock of Skyward Specialty Insurance Group, Inc. We are offering       shares of our common stock. The selling stockholders identified in this prospectus are offering an additional          shares of our common stock. We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders.
Our common stock is listed on the Nasdaq Global Select Market (“Nasdaq”) under the symbol “SKWD.” On            , 2023 the last sale of our common stock as reported on the Nasdaq was $     .
We are an “emerging growth company” as defined under the federal securities laws, and as such, we have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings.
See “Risk Factors” beginning on page 16 and in the other documents that are incorporated by reference herein to read about factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Skyward Specialty Insurance Group, Inc.	$	$
Proceeds, before expenses, to the selling stockholders	$	$

(1)
See the section entitled “Underwriting” for additional information regarding compensation payable to the underwriters.

To the extent that the underwriters sell more than          shares of our common stock, the underwriters have the option to purchase up to an additional          shares of common stock from the selling stockholders at the public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on          , 2023.
Joint Lead Book-Running Managers
Barclays	Keefe, Bruyette & Woods A Stifel Company

Prospectus dated       , 2023.

You should rely only on the information contained in this prospectus or incorporated by reference herein or therein and any free writing prospectus that we may provide to you in connection with this offering. We, the selling stockholders and the underwriters have not authorized anyone to provide you with different information or to make any other representations, and we, the selling stockholders and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information others may give you. We and the selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only under circumstances and in jurisdictions where it is lawful to do so. Neither we, the selling stockholders nor any of the underwriters are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or incorporated by reference herein or therein is accurate as of any date other than its date. Our business, financial condition, results of operations and prospects may have changed since that date.
For investors outside the United States: Neither we, the selling stockholders nor any of the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for those purposes is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our common stock and the distribution of this prospectus outside of the United States.

TRADEMARKS
Our material registered and unregistered trademarks include: Skyward Specialty Insurance Group, Inc.™, SkyDrive™, SkyVue™, SkyVantage™ and SkyHigh™. All other trademarks, trade names and service marks appearing in this prospectus or the documents incorporated by reference herein are the property of their respective owners. Use or display by us of other parties’ trademarks, trade dress or products is not intended to and does not imply a relationship with, or endorsements or sponsorship of us by the trademark or trade dress owner. Solely for convenience, trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trademarks and tradenames.
MARKET, INDUSTRY AND OTHER DATA
We use market and industry data, forecasts and projections throughout this prospectus. We have obtained certain market and industry data from publicly available industry publications. These sources generally state that the information they provide has been obtained from sources believed to be reliable, but that the accuracy and completeness of the information are not guaranteed. Notwithstanding the foregoing, we believe the market and industry data, forecasts and projections used throughout this prospectus to be reliable as of the date hereof. The forecasts and projections are based on historical market data, and there is no assurance that any of the forecasts or projected amounts will be achieved. The market and industry data used in this prospectus or incorporated by reference herein or therein involve risks and uncertainties that are subject to change based on various factors, including those discussed in the section entitled “Risk Factors” in this Prospectus and “Item 1A. Risk Factors” in our Form 10-K for the fiscal year ended December 31, 2022. These and other factors could cause results to differ materially from those expressed in, or implied by, the estimates made by independent parties and by us. Furthermore, we cannot assure you that a third party using different methods to assemble, analyze or compute industry and market data would obtain the same results.
USE OF NON-GAAP FINANCIAL INFORMATION
This prospectus contains certain financial measures and ratios that are not required by, or presented in accordance with, generally accepted accounting principles in the United States (“GAAP”). We refer to these measures as “non-GAAP financial measures.” We use these non-GAAP financial measures when planning, monitoring and evaluating our performance. We have chosen to exclude the net impact of the Loss Portfolio Transfer (“LPT”), all development on reserves fully or partially covered by the LPT, and reinsurance recoveries under the LPT in certain non-GAAP metrics, where noted below, as the business subject to the LPT is not representative of our continuing business strategy. The business subject to the LPT is related to policy years 2017 and prior, was generated and managed under prior leadership, and has either been exited or substantially repositioned during the reevaluation of our portfolio. See the section entitled “Business — Our Business and our Strategy” in our Form 10-K for the fiscal year ended December 31, 2022 for more details. We consider these non-GAAP financial measures to be useful metrics for our management and investors to facilitate operating performance comparisons from period to period.
The non-GAAP financial measures we use herein are defined by us as follows:
Underwriting income (loss).   We define underwriting income (loss) as income (loss) before income taxes excluding net investment income, net realized and unrealized gains and losses on investments, impairment charges, interest expense, amortization expense and other income and expenses.
Adjusted loss and LAE ratio.   We define adjusted loss ratio as the ratio of losses and loss adjustment expenses (“LAE”), excluding losses and LAE related to the LPT agreement and all development on reserves fully or partially covered by the LPT agreement, to net earned premiums.
Adjusted combined ratio.   We define adjusted combined ratio as the sum of the adjusted loss ratio and the expense ratio.
Adjusted operating income (loss).   We define adjusted operating income (loss) as net income excluding the impact of the LPT and all development on reserves fully or partially covered by the LPT and reinsurance recoveries under the LPT, net realized and unrealized gains or losses on investments, goodwill impairment charges and other income and expenses.
Adjusted return on equity.   We define adjusted return on equity as adjusted operating income as a percentage of average beginning and ending stockholders’ equity, plus any temporary equity, during the applicable period.
Tangible stockholders’ equity.   We define tangible stockholders’ equity as stockholders’ equity, plus any temporary equity, during the applicable period less goodwill and intangible assets.
Return on tangible equity.   We define return on tangible equity as net income as a percentage of average beginning and ending tangible stockholders’ equity during the applicable period.
Adjusted return on tangible equity.   We define adjusted return on tangible equity as adjusted operating income as a percentage of average beginning and ending tangible stockholders’ equity during the applicable period.
While we believe that these non-GAAP financial measures are useful in evaluating our business, this information should be considered supplemental in nature and is not meant to be a substitute for revenue or net income, in each case as recognized in accordance with GAAP. In addition, other companies, including companies in our industry, may calculate such measures differently, which reduces their usefulness as comparative measures. For more information regarding these non-GAAP financial measures and a reconciliation of such measures to comparable GAAP financial measures, see the section entitled “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Reconciliation of Non-GAAP Financial Measures” in our Form 10-K for the fiscal year ended December 31, 2022 and “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations — Reconciliation of Non-GAAP Financial Measures” in our Form 10-Q for the fiscal quarters ended March 31, 2023 and June 30, 2023.
In addition to the non-GAAP financial measures defined above, we also refer to the following metrics throughout this prospectus, as defined below:
Net retention, expressed as a percentage, is the ratio of net written premiums to gross written premiums.
Loss and LAE ratio, expressed as a percentage, is the ratio of losses and LAE to net earned premiums.
Expense ratio, expressed as a percentage, is the ratio of underwriting, acquisition and insurance expenses less commission and fee income to net earned premiums. In certain instances, fee income relates to business placed with other insurers as part of our packaged solution.
Combined ratio is the sum of loss ratio and expense ratio. A combined ratio under 100% indicates an underwriting profit. A combined ratio over 100% indicates an underwriting loss.
Return on equity is net income as a percentage of average beginning and ending stockholders’ equity, plus any temporary equity, during the applicable period.

PROSPECTUS SUMMARY
This summary highlights selected information that is presented in greater detail elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, including the sections titled “Risk Factors” and “Special Note Regarding Forward-Looking Statements,” any applicable free writing prospectus and the documents incorporated by reference herein and therein, including our Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 28, 2023, our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, as filed with the SEC on May 11, 2023, and our Quarterly Report on Form 10-Q for the quarter ending June 30, 2023, as filed with the SEC on August 10, 2023. You should read all such documents carefully, especially the risk factors and our financial statements and the related notes included or incorporated by reference herein or therein, before deciding to buy shares of our common stock. Unless the context otherwise requires, the terms “Skyward Specialty,” “we,” “us” and “our” refer to Skyward Specialty Insurance Group, Inc. together with its consolidated subsidiaries. References to the “selling stockholders” refer to the selling stockholders named in this prospectus.
Skyward Specialty Insurance Group, Inc.
Who We Are
We are a growing specialty insurance company delivering commercial property and casualty (“P&C”) products and solutions on a non-admitted (or excess and surplus (“E&S”)) and admitted basis, predominantly in the United States. We focus our business on markets that are underserved, dislocated and/or for which standard insurance coverages are insufficient or inadequate to meet the needs of businesses, including our customers and prospective customers operating in these markets. Our customers typically require highly specialized, customized underwriting solutions and claims capabilities. As such, we develop and deliver tailored insurance products and services to address each of the niche markets we serve.
Our portfolio of insured risks is highly diversified — we insure customers operating in a wide variety of industries; we distribute through multiple channels; we write multiple lines of business, including general liability, excess liability, professional liability, commercial auto, group accident and health, property, surety and workers’ compensation; we insure both short and medium duration liabilities; and our business mix is balanced between E&S and admitted markets. All of these factors enable us to respond to market opportunities and dislocations by deploying capital where we believe we can consistently earn attractive risk-adjusted returns. We believe this diversification, combined with our underwriting and claims expertise, will produce strong growth and consistent profitability across P&C insurance pricing cycles.
We seek to lead in our chosen market niches and establish sustainable competitive positions in these markets. The following key elements underpin our strategy and approach to our business:
1.
Providing differentiated products, services and solutions that meet the unique needs of our target markets;

2.
Attracting and retaining exceptional underwriting and claims talent and incentivizing our professionals in a manner that aligns with our organization and corporate goals;

3.
Amplifying the expertise of our people with advanced technology and analytics that enable superior risk selection, pricing and claims management;

4.
Empowering our underwriting and claims teams with considerable authority to make decisions and apply their expertise; and

5.
Fostering a culture that promotes nimbleness and responsiveness to market opportunities and dislocation.

We refer to this strategy as “Rule Our Niche” and it forms the basis of our approach to building a strong defensible market position, creating a competitive moat, and winning in our chosen markets. We believe that the principles underlying our strategy are key to achieving and sustaining best-in-class underwriting results through P&C insurance pricing cycles. We consistently strive for excellence in risk selection, pricing, and claims outcomes, and to amplify these critical functions with the use of advanced technology and analytics.
We are led by an entrepreneurial executive management team with decades of insurance leadership experience spanning multiple aspects of the global P&C industry. Our leadership is supported by an experienced team with a broad skillset and aligned around our strategy. We believe our high-quality leadership and underwriting and claims teams, technology DNA, advanced analytics capabilities, diversified book of business, and strong competitive position in each of our chosen market niches position us to continue to profitably grow our business. We aim to deliver long-term value for our shareholders by generating best-in-class underwriting profitability and book value per share growth across P&C market cycles.
For the year ended December 31, 2022, we wrote $1,144 billion in gross written premiums, had a combined ratio of 94.0% and an adjusted combined ratio of 92.6%, and our stockholders’ equity was $421.7 million at year end, a decrease of 1.0% compared to the prior year. For the year ended December 31, 2022, we generated $39.4 million and $58.6 million of net income and adjusted operating income, respectively, a 9.3% and 13.8% return on equity and adjusted return on equity, respectively and a 11.8% and 17.6% return on tangible equity and adjusted return on tangible equity, respectively. For a reconciliation of adjusted combined ratio to combined ratio, adjusted operating income to net income, adjusted return on equity to return on equity, return on tangible equity to return on equity, and adjusted return on tangible equity to return on equity, see the section entitled “Item 7. Management’s Discussion and Analysis of Financial Conditions and Results of Operations — Reconciliation of Non-GAAP Financial Measures” in our Form 10-K for the fiscal year ended December 31, 2022.
Our Business
We have one reportable segment through which we offer a broad array of insurance coverages to a number of market niches. In order to provide a clear overview of this segment, we provide a presentation of our eight distinct underwriting divisions. Each of the underwriting divisions has dedicated underwriting leadership supported by high-quality technical staff with deep experience in their respective niches. We believe this structure and expertise allow us to serve the needs of our customers effectively and be a value-add partner to our distributors, while earning attractive risk-adjusted returns.
Our Underwriting Divisions
Accident & Health:   Our Accident & Health (“A&H”) underwriting division provides medical stop loss solutions targeting organizations with less than 2,500 employees that are actively seeking to take control of their healthcare costs by self-insuring a portion of their healthcare insurance. We write these products on an admitted basis and distribute primarily through retail brokers and wholesale broker partners.
Captives:   Our Captives underwriting division provides group captive solutions by drawing on our underwriting and claims expertise from other underwriting divisions to create group captives for companies seeking to self-insure. Our Captive underwriting division writes property, general liability, commercial auto, excess liability, and workers’ compensation lines of business on an E&S and an admitted basis. We often administer this business through partnerships with third-party captive managers.
Global Property and Agriculture:    Global Property provides E&S property-only solutions to large multi-jurisdictional entities with complex property exposures. Global Agriculture provides secondary and reinsurance solutions for crop, livestock and other renewable resources.
Industry Solutions:   Our Industry Solutions underwriting division includes three underwriting units that each provide multiple coverages to the businesses they serve: Construction, Energy and Specialty Trucking. Coverages include general liability, excess liability, commercial auto, workers’ compensation, occupational accident and inland marine. Our Construction and Energy underwriting units write principally on an admitted basis, while our Specialty Trucking unit writes on an E&S basis. We distribute these products through retail agents and brokers and a select network of wholesalers.
Professional Lines:   Our Professional Lines underwriting division includes three underwriting units: Management Liability, Professional Liability, and Healthcare Solutions. Professional Liability and Healthcare

Solutions provide E&S primary and excess claims-made liability products distributed exclusively through wholesale brokers, while our Management Liability unit provides both E&S and admitted products distributed through both wholesale and retail brokers.
Programs:   Our Programs underwriting division partners with program administrators who typically possess a competitive advantage (owing to their scale in a particular market niche and/or proprietary technology) that we believe would be difficult for us to replicate on our own. The combination of our underwriting and claims expertise with their scale and/or technology creates a more powerful partnership than either party could present to the market on its own. Our Programs underwriting division writes property, general liability, commercial auto, excess liability, and workers’ compensation lines of business on an E&S and an admitted basis.
Surety:   Our Surety underwriting division provides contract and commercial surety solutions to a range of trade and services organizations requiring bonding. We principally focus on small to medium sized enterprises with aggregate bond programs up to approximately $60 million. Within our Surety underwriting division, we distribute admitted-only products through retail agents and brokers.
Transactional E&S:   Our Transactional E&S underwriting division provides primary and excess non- catastrophe prone property and general liability solutions, with particular emphasis on risks that are considered hard to place because of the complexity of the underlying exposure, loss history, and/or limited operating history (i.e., start up and newer businesses). We access the market in this division exclusively through wholesale brokers.
Our gross written premiums for each of our underwriting divisions for the years ended December 31, 2022 and 2021 were as follows:
Total Gross Written Premiums
For the year ended December 31,
($ in thousands)	2022	% of Total	2021	% of Total
Industry Solutions	$267,628	23.4%	$219,973	23.4%
Global Property & Agriculture	205,081	17.9%	167,887	17.9%
Programs	163,653	14.3%	140,283	14.9%
Accident & Health	130,808	11.4%	112,146	11.9%
Captives	124,286	10.9%	87,836	9.3%
Professional Lines	93,011	8.1%	59,992	6.4%
Surety	79,062	6.9%	51,792	5.5%
Transactional E&S	75,098	6.6%	27,997	3.0%
Total continuing business	$1,138,627	99.5%	$867,906	92.3%
Exited business	5,325	0.5%	71,953	7.7%
Total gross written premiums	$1,143,952	100.0%	$939,859	100.0%
Within every underwriting division, our actions are intentional to “Rule Our Niche.” We aim to innovate constantly, and our actions are specific to each of our divisions and the markets we serve. Some notable highlights are:3
•
SkyDrive:   Within our Specialty Trucking underwriting unit, we developed the award-winning, proprietary SkyDrive underwriting and risk management portal for our underwriters, brokers, and insureds to address a market that has been disrupted for some time due to the loss experience of certain incumbent carriers operating in the market. Our portal synthesizes real-time intelligence on driver and fleet history, safety, and performance, utilizing telematics and other data from a variety of sources. We believe the portal significantly increases the power of our risk selection, underwriting, risk management and claims decision-making. Given the success of SkyDrive, we have also deployed components of SkyDrive across our commercial auto exposures in other underwriting divisions.

•
Quick-Strike:   Across all of our commercial auto lines, we utilize an innovative “quick strike” response to claims events. We seek to have an experienced investigator at the scene of an accident within two hours of the event, regardless of the location, to access, and if appropriate, to resolve quickly any third-party claims.

•
SkyVantage:   Within our Accident & Health underwriting division, we have deployed SkyVantage, our latest technology driven stop-loss solution. SkyVantage leverages big data and machine learning to evaluate group health risk at a deeper level, particularly for smaller accounts (those with less than 250 lives) for which we believe efficient data capture and data fidelity are critical to the underwriting process. We utilize SkyVantage to facilitate risk scoring to augment our experienced underwriters’ analyses for risk selection and pricing.

•
Cannabis Industry:   As part of our focus on underserved markets, we identified the cannabis industry as a market niche not sufficiently served by the P&C insurance industry. In property and general liability lines, we elected to partner with a technology-forward program administrator with specific capabilities for the cannabis industry. We subsequently developed and launched cannabis specific professional and executive liability products we offer directly to our wholesale partners, and then further developed and launched cannabis specific commercial surety products. We identified, evaluated, and launched products across these underwriting divisions in less than six months. We believe we have one of the market leading product offerings for cannabis, one of the fastest growing industries in the United States as measured by sales and job creation.

•
Construction Captive:   Together with our distribution partners for our Construction underwriting unit, we identified an opportunity to leverage our market leading experience and capabilities in a particular specialty contractor segment. We subsequently developed and launched an innovative captive solution for this segment which is offered side-by-side with our traditional guaranteed cost product. As a result, we have significantly broadened the portion of this market we can serve while leveraging our existing underwriting, claims and analytic expertise.

In addition to the underwriting divisions listed above (which we refer to as our “continuing business”), in the year ended December 31, 2022, and prior, we wrote premiums in certain markets and lines of business that we have since exited and placed into run-off following a determination that they did not fit our “Rule Our Niche” strategy. We refer to these lines and businesses, along with others we previously exited, as our “exited business.” Gross written premiums in “exited business” were $5.3 million and $72.0 million, respectively, for the years ended December 31, 2022 and 2021.
The following graphic depicts the percentage distribution of gross written premiums for continuing business by line of business for the year ended December 31, 2022.

The following charts outline the percentage of gross written premiums for continuing business on an admitted and non-admitted basis, by duration of risk (short-tail, which is generally less than two years versus medium-tail, which is generally greater than two years), and by distribution source for the twelve months ended December 31, 2022.
We believe that our claims operations are a key competitive differentiator. Aligning with our focus on specific customer segments and niches, our claims management teams are highly specialized to ensure that they can apply their expertise in handling claims for each niche we serve. Our claims operations are primarily staffed by Skyward Specialty employees, allowing us to maintain full control of the claims-handling process, meet our high-quality standards, and manage our losses and LAE. For the year ended December 31, 2022, we handled 72.5% of our claims in-house, measured as a percentage of gross reported losses. In the limited instances where we do not handle claims in-house, we utilize claims adjusters through a third-party administrator (“TPA”). Specifically, we utilize these TPAs for a select set of captives and programs for which the TPA possesses specific expertise that we would not seek to replicate. We also utilize these TPAs for the workers’ compensation line of business, given the specific geographical knowledge that is required to adjudicate these claims.
We strategically purchase reinsurance from third parties which enhances our business by protecting capital from severity events (either large single event losses or catastrophes) and volatility in our earnings. As of December 31, 2022, 99% of our reinsurance recoverables were either derived from reinsurers rated “A-” (Excellent) by A.M. Best, or better, or were collateralized for our reinsurance recoverable by the reinsurer. We treat our reinsurers as long-term partners. As such, we target underwriting profitability on a gross basis before utilization of reinsurance to ensure consistent support from our reinsurance partners and to protect ourselves from changes in the reinsurance market. Our reinsurance includes quota share, facultative, and excess of loss coverages. Based upon our modeling, it would take an event beyond our 1 in 250-year Probable Maximum Loss (“PML”) to exhaust our $28.0 million property catastrophe coverage. Additionally, we seek to expose no more than 3.0% of our stockholders’ equity to a catastrophic loss that is less than a 1 in 250-year event.
We believe a strong balance sheet is foundational to our ability to deliver superior financial performance and returns as it underpins our distribution partners’ and customers’ confidence in our business. Our insurance liabilities consist of losses and LAE reserves including cost of claims reported to us (“case reserves”) and estimates of cost of claims that have been incurred but not yet reported (“IBNR”). To illustrate our reserve strength, our net IBNR reserves as a percentage of total net losses and LAE reserves was 61.8% at December 31, 2022, up from 60.0% at December 31, 2021. A centerpiece of our strong balance sheet is our rigorous reserving practices designed and overseen by experienced claims professionals and actuaries. Since 2020, we have focused on materially strengthening both the quality of our claims team and the processes and guidelines by which case reserves are set and managed. In this regard, our entire claims team works diligently to identify and recognize loss exposures as early as possible in the claims-handling process. For example, our reserving guidelines direct our adjusters to use their best estimate to set liability reserves to an expected ultimate loss within 90 days of first notice of loss.
Similarly, we have invested considerably in our actuarial team, increasing the number of members of our actuarial team by fifty percent (50%) since January 1, 2020. The actuarial team has monthly meetings with each of the underwriting divisions and our claims professionals, to discuss trends inclusive of loss frequency, severity, rate and retention by class and line of business. Additionally, we put in place rigorous risk oversight measures including the formation of a reserve committee that meets twice a quarter. We measure each of the key loss metrics by policy year against prior policy years at the same development ages to ensure the business is performing as expected.
Additionally, in 2020, we entered into a LPT agreement covering policy years 2017 and prior to limit our exposure to potential loss reserve development on the covered business produced during those years. The LPT agreement covers the majority of our exited business. This protection has allowed our management team to focus on our continuing business which we believe provides the best path for continued profitable growth. The following graphic depicts the Loss and LAE Ratios, Expense Ratios and Combined Ratios for the years ended December 31, 2022 and December 31, 2021 on a reported and adjusted basis.

Loss Ratio and LAE
Expense Ratio
97.8%
26.9%
70.9%
2021
94.6%
26.9%
67.7%
2021 Adjusted
94.0%
28.7%
65.3%
2022
92.6%
28.7%
63.9%
2022 Adjusted

We believe our recent underwriting results begin to highlight the impact these initiatives have had on our business and position us to deliver consistently attractive underwriting results across P&C market cycles.
We complement our strong reserve position with a conservative investment portfolio overseen by our Investment Committee. Our portfolio is mainly comprised of cash and cash equivalents and investment-grade fixed-maturity securities, supplemented by additional investments that fit our risk appetite, principally higher yielding direct lending strategies and equities. Other investments, while typically not rated securities, are generally lower volatility fixed income loans and securities that we believe provide us with risk-adjusted returns above what is achievable in liquid investment grade markets. We call this part of our investment portfolio opportunistic fixed income. Our fixed maturity securities, including both core fixed income and opportunistic fixed income, together comprised 71.2% of our total investment portfolio as of December 31, 2022, had a weighted average effective duration of 3.1 years as of December 31, 2022, and an average core fixed income credit rating of “AA” (Standard & Poor’s) as of December 31, 2022.
We seek to maintain an “A-” (Excellent) or better financial strength rating with A.M. Best, which we carry today with a positive outlook. This is the fourth highest of 16 ratings assigned by A.M. Best to insurance companies. Maintaining a strong rating from A.M. Best helps us demonstrate our financial strength to policyholders and distribution partners, which we believe is a critical factor in the decision to purchase insurance.

Our Competitive Strengths
We believe that our competitive strengths include:
Focus on profitable niches of the market that require technical underwriting and claims management as barriers to entry.
We believe that the niche areas of the commercial lines P&C markets we have selected are a highly attractive subset of the P&C insurance market and present an opportunity to generate attractive risk-adjusted returns. We actively target markets that are underserved, dislocated or for which standard, commoditized products are insufficient or inadequate to meet the needs of our customers. The unique characteristics of the risks within our core markets require each account to be efficiently and individually underwritten in order for us to generate an acceptable, sustainable underwriting profit. Many carriers have chosen to reject businesses that they deem to be too complex, or that require thoughtful individual underwriting; or, alternatively, have focused on simple small account risks for which more automated underwriting can be effective. Instead, we have chosen to build our underwriting divisions around deeply experienced underwriters who we empower with appropriate authority to make underwriting decisions. This structure enables us to offer innovative and unique products and solutions to our distribution partners and customers, regardless of how challenging or complex a risk may be. Further, we augment our underwriters’ experience with data and predictive analytics that are intended to differentiate risk selection and pricing decision-making while enhancing efficiency. We believe our adjusted combined ratio of 92.6% for the year ended December 31, 2022 and 94.6% for the year ended December 31, 2021 are evidence of our underwriting profitability potential in the lines of business we target.
Highly skilled underwriters.
We focus on hiring underwriting and technical staff who help differentiate our company through their expertise and experience. Our underwriting teams are knowledgeable, experienced, and empowered — characteristics which are critical to operate successfully in the markets we serve, especially since many of the risks we underwrite are particularly difficult to automate. We do not impose strict underwriting rules (i.e., we are not “box” underwriters), but rather allow our professionals the freedom to use their expertise and judgment when evaluating and pricing risks. Simply put, we give our people the tools and appropriate authority to make decisions and do what they do best — profitably underwrite complex risks.
Superior claims staff and operations.
We have cultivated a best-in-class and highly specialized team of claims professionals who are highly knowledgeable about the niches we serve and lines of business we write. Our claims professionals systematically address first party claims with fair and equitable solutions and third-party claims with holistic and comprehensive responses, in each case seeking to ensure consistent and early loss recognition of indemnity and LAE.
We respond quickly when a claim is submitted with specialized adjusters, who are armed with expertise, advanced technology and analytics, to assist them in the claims resolution process. We embed technology deeply into our claims process and leverage our technology-enabled platform and tools from first notice of loss to investigation to settlement. Our analytics capabilities used by our senior leadership and claims teams include real-time, detailed information on open claims and benchmarks against closed claims. We believe that our industry expertise, nimble culture, and technology-embedded claims processes enables us to reach fair and appropriate claims outcomes for our customers.
Superior business intelligence platform.
SkyBI, our business intelligence platform, focuses on providing our senior leadership, as well as our technical teams, with real-time intelligence to drive superior decision making. SkyBI reflects the best practices our management team has learned from its extensive experience across the P&C insurance and technology sectors. We developed SkyBI, our single, comprehensive enterprise-wide data repository, as our foundation for reporting, business intelligence, analytics, and other advanced data capabilities. It provides our organization information and performance metrics across the Company in an easy-to-consume visualized format. The data can be filtered by many categories, including distributor, customer segment, line of business, specific industry, individual underwriter, and specific risk feature among others. SkyBI aids in establishing clear line of sight to objectives as well as facilitating our decision-making processes.
Advanced technology and new risk data for underwriting and claims.
We fundamentally believe that every underwriting and claims decision can be augmented with the use of new types of risk data and advanced technology. While our underwriting decisions are backed by reliable historical data and in-depth evaluation of risks resulting from intentional investment in data collection and processing capabilities, we amplify our underwriting and claims prowess by combining this data with new forms of risk data and predictive analytics. Examples of our utilization of technology include our use of SkyDrive in our Specialty Trucking unit and deployment of data collection and analytics in our A&H line described in the section entitled “Business — Our Business and our Strategy” in our Form 10-K for the fiscal year ended December 31, 2022.
Diversified business that allows us to respond to, and capitalize on, changes in market conditions across P&C cycles.
We have been successful in building a diversified group of underwriting divisions spanning multiple product lines, industries, geographies and distribution channels. We aim to evolve with, and adapt to, the market growing certain lines of business when market conditions are favorable and limiting our exposure to certain markets when conditions are less favorable. We believe the diversity of our book allows us to respond to, and capitalize on, market opportunities and dislocations across the P&C insurance market and pricing cycles resulting in a durable insurance franchise.
Attractive and winning culture.
As evidenced by our internal surveys and public information such as that available on Glassdoor and LinkedIn, we have built a distinctive winning culture. Key to our culture and operating approach is a flat structure of communication and decision-making. We trust our staff to make decisions that produce or exceed our desired financial results, and we support our staff with a clear system of measurement to gauge performance. Our use of advanced technology to enhance, but not replace, our underwriting and claims teams’ decision-making is both practical and a source of value to our professionals. We pride ourselves on maintaining an entrepreneurial environment that encourages and rewards a proactive approach to capitalize on market disruption. This environment is not only consistent with our identity as a specialty insurer but also a foundation for our success in attracting great talent and our objective of delivering best-in-class results.
High-quality, experienced leadership team that is aligned with our shareholders.
Led by our CEO, Andrew Robinson, we have an experienced, innovative and entrepreneurial executive leadership team with a track record of success in senior management roles at industry leading property and casualty companies as well as in starting and building new businesses in our industry.
Our entire senior leadership’s compensation is directly aligned with our shareholders. Each of our leaders have a material portion of their compensation in the form of long-term and short-term incentives tied to delivering sustainable, best-in-class underwriting returns. Select members of our executive leadership team have additional long term incentive targets tied directly to growth in book value per share.
Our Strategy in Action
With everything we do — from recruiting to marketing to underwriting to loss adjusting and claims resolution — we seek to follow the core tenets of our “Rule Our Niche” strategy. This strategy is based on (i) selecting underserved market niches with attractive risk-adjusted returns for which commoditized products are inadequate to meet the needs of customers; and (ii) building sustainable defensible competitive positions in these markets with talent and technology. We believe our “Rule Our Niche” strategy will help us achieve our goal of generating best-in-class underwriting profitability for our niches while creating superior long-term shareholder value through growth in book value per share. The core tenets of our “Rule Our Niche” strategy include:

Attract and retain blue-chip underwriting and claims talent to expand and enhance our market position.
We seek to hire the most talented technical underwriting professionals who have long-standing industry relationships with distribution partners and claims professionals with expertise in the niches we write. We believe that we have become a company of choice for the best talent in our industry and, as such, we will continue to grow our market position by bringing on world-class talent in our chosen markets.
Leverage our technology DNA to further distance ourselves from the competition.
We have demonstrated a differentiated ability to utilize new forms of risk data and advanced technology within the more complex, higher severity risk categories of the specialty P&C insurance market. SkyBI gives us the ability to promptly sense and quickly respond to market changes, while our core operating platforms allow us to move into new markets efficiently and without the complexity of burdensome systems. We believe our technological advantage positions us for profitable growth and expansion into additional specialty market niches where we can establish a strong and defensible market position.
Profitably grow existing lines of business and expand with new underwriting divisions.
We believe we are well-positioned to take advantage of several trends impacting our customers in the United States and globally. One such trend is the continued rise in demand for specialized insurance solutions because of increasing risks, as well as the complexity of risks, due to climate change/increased frequency of severe weather events, supply chain uncertainty, financial inflation risk, cyber risk, emergence of novel health risks, increased level of litigation, attorney involvement and jury awards, and healthcare delivery and cost. Another such noticeable market trend is the emergence of a variety of “micro cycles and micro dislocations” where different pockets of the P&C insurance market experience hardening and softening at different times. Within the last 24 months, we have demonstrated our ability to react quickly in response to these trends by launching our Healthcare Solutions professional lines and Inland Marine underwriting units, entering the cannabis industry in three of our underwriting divisions, completing the acquisition of Aegis Surety, announcing a program administration technology partnership in cargo, launching two new captive solutions, adding an excess liability capability in our E&S business and entering the global agricultural insurance market. We believe our gross written premium growth and profitability is indicative of our momentum and provides a powerful reference for the positioning of our Company to continue to expand and grow in the markets we seek to serve.
Differentiate on daily excellence to drive best-in-class underwriting performance.
We believe that our ability to meet our long-term goals, including achieving best-in-class underwriting returns and growth in book value per share, relies on how well we execute our day-to-day operations across all of our functional departments. SkyBI provides the foundation by which our senior management can monitor our performance, whether it is renewal rates, new business pricing and portfolio performance for an individual underwriter, or claims ageing and reserving practices and outcomes by claims adjusters. Our focus on the fundamentals that drive underwriting excellence is at the center of our strategy. Furthermore, our cross functional collaboration ensures that our underwriting, claims, actuarial and product management teams regularly review performance and trends so that portfolio, pricing and coverage changes can be implemented quickly.
Use our balance sheet to capture a larger part of the market we serve.
We are committed to establishing and maintaining a strong balance sheet, starting with conservative loss reserves and strong capitalization ratios. We believe this is imperative to maintain the confidence of customers, distribution partners, reinsurers, regulators, rating agencies and shareholders.
Since 2019, in addition to executing the previously noted LPT to limit our exposure to potential loss reserve development primarily associated with certain exited business, we have materially strengthened our claims case reserves practices with the aim to reserve to the expected ultimate loss within 90 days of first notice of loss. In addition, we have intentionally increased the level of IBNR reserves held above our claims case reserves to a more conservative position. Our net IBNR as a percentage of total net losses and LAE reserves was 61.8% as of December 31, 2022, up from 60.0% as of December 31, 2021. We believe our reserve position is now the strongest it has been in our history and positions us well for consistently strong underwriting profitability in the future.
Our operating insurance companies are now a size category X as set by A.M. Best, which is defined as companies having between $500 million and $750 million of adjusted policyholders’ surplus. We believe this A.M. Best designation provides us with further opportunities to expand in the markets we serve, as well as provides us with options to increase our net retentions on business we currently write.
Our History
Skyward Specialty was formed as a Delaware corporation on January 3, 2006 as an insurance holding company. We operated under the name Houston International Insurance Group, Ltd. until we re-branded as Skyward Specialty in November 2020. We were founded for the purpose of underwriting commercial property and casualty insurance coverages for specialized customer niches and industries.
Our founding shareholders and management set out to build a leading specialty insurance provider underwriting across the United States and select niche global markets. The foundation for the company was established — and its business and geographic footprint widened — in part, through a series of acquisitions of insurance carriers and other insurance service providers beginning in 2007. In July 2014, to provide liquidity for certain of our then-shareholders as well as capital for the continued expansion of the business, we sold an interest in the company to an investment consortium led by The Westaim Corporation (“Westaim”), our largest shareholder at this time. In the years following Westaim’s investment, we continued to pursue organic growth in specialty P&C markets, supplemented by various strategic investments and acquisitions to enhance existing capabilities or enter new markets.
In 2020, we embarked upon a series of changes to refocus our strategy and position us for emerging opportunities in our chosen markets:
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In April 2020, we entered into the previously noted LPT reinsurance transaction covering certain business written during policy years 2017 and prior, to limit our exposure to potential loss reserve development primarily associated with certain exited business and to allow our management team to focus on the continuing business which we believe provides the best path for continued profitable growth.

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In April 2020, we raised approximately $100 million of capital from our existing investors to (i) provide capital to grow in the hardening pricing environment, (ii) position us for growth during a period of market dislocation, and (iii) strengthen our balance sheet.

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In May 2020, we appointed Andrew Robinson as our Chief Executive Officer. Under Mr. Robinson’s leadership, we developed and implemented our “Rule Our Niche” strategy. As part of this strategy, we implemented additional changes that further transformed our business. These changes have included (i) substantial strengthening of our underwriting, claims and actuarial teams and support functions, (ii) improving the company culture with particular focus on attracting, retaining and developing top talent, (iii) considerable investment in our business intelligence technology capabilities and use of advanced technology for underwriting and claims decision-making, and (iv) a disciplined approach to focus only on the niches in which we believe we can earn an attractive underwriting profit and build sustainable and defensible positions.

As part of this strategy, we have taken several steps including, but not limited to, the following:
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Made multiple key hires across the organization — including underwriting, claims and technology — bringing us a diversity of world-class leadership and underwriting and claims expertise in select specialty lines;

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Launched select underwriting divisions, units and product lines where we believe we have — or can establish — defensible positions in high-profit niches to deliver consistent, best-in-class returns. Examples include Transactional E&S Lines, Healthcare Solutions Professional Liability, Global Agriculture, Inland Marine and a range of insurance solutions for the cannabis industry;

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Acquired Aegis Surety, substantially increasing our scale in surety, deepening our surety underwriting and leadership team, and positioning the business line for profitable growth;

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Exited underperforming classes and divisions that did not fit with our “Rule Our Niche” strategy, including specialty workers’ compensation, lawyers’ professional liability, automobile dealers programs, insurance agents and brokers professional liability, title agents liability, commercial auto for the timber industry and liability solutions for the hospitality industry;

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Invested significantly in our technology to amplify the capabilities and expertise of our people, using advance data and analytics to improve our decision-making, and facilitate our expansion into new business lines; and

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Implemented our name change and rebranding to Skyward Specialty, aligning with our repositioned business and culture.

On January 4, 2023, we announced the launch of our initial public offering (“IPO”) of our common stock. On January 12, 2023, we priced our IPO of 8,952,383 shares of our common stock, with 4,750,000 shares offered by us and 4,202,383 shares sold by selling stockholders, at a public price of $15.00 per share. The shares began trading on January 13, 2023 on the Nasdaq Global Select Market under the ticker symbol “SKWD.” We completed our IPO on January 18, 2023. The underwriters exercised in full their option to purchase 1,342,857 additional shares of common stock from the selling stockholders, at a price per share of $15.00. Our net proceeds from the IPO were approximately $62.4 million, after deducting underwriting discounts and specific incremental expenses directly attributable to the IPO.
On June 5, 2023, we announced a follow-on secondary offering of our shares by certain selling stockholders. On June 7, 2023, we priced our secondary offering of 3,850,000 shares of our common stock sold by selling stockholders at a public price of $23.00 per share. The underwriters exercised in full their option to purchase 577,500 additional shares of common stock from the selling stockholders, at a price per share of $23.00. We did not receive any proceeds from this offering.
We believe our strategy and actions are positioning us for long-term, sustainable growth and profitability that is among the best in the specialty P&C marketplace. Our momentum is strong and accelerating and we believe we are well-situated to continue our growth trajectory and consistently achieve best-in-class underwriting returns and return on equity.
Our Structure
We conduct our operations principally through four insurance companies. Houston Specialty Insurance Company (“HSIC”), which is our largest insurance subsidiary, underwrites multiple lines of insurance on a surplus lines basis in 50 states and the District of Columbia. Imperium Insurance Company (“IIC”), a subsidiary of HSIC, underwrites on an admitted basis in all 50 states and the District of Columbia. Great Midwest Insurance Company (“GMIC”), a subsidiary of IIC, underwrites multiple lines of insurance on an admitted basis in all 50 states and the District of Columbia. Oklahoma Specialty Insurance Company (“OSIC”), a subsidiary of GMIC, is an approved surplus lines carrier in 48 states and the District of Columbia.
In addition to our primary insurance companies, we also own Skyward Re, a wholly-owned captive reinsurance company domiciled in the Cayman Islands that was incorporated on January 7, 2020. Skyward Re was established to facilitate the LPT. We also operate two non-insurance companies: Skyward Underwriters Agency, Inc., a licensed agent, managing general agent and reinsurance broker, and Skyward Service Company, which provides various administrative services to our subsidiaries.

Our organizational structure is set forth below. Each entity is wholly-owned by its immediate parent.
Our Corporate Information
Skyward Specialty Insurance Group, Inc. is an insurance holding company incorporated in Delaware that was organized in 2006. Our principal executive office is located at 800 Gessner Road, Suite 600, Houston, TX 77024 and our telephone number is (713) 935-4800. Our website address is www.skywardinsurance.com. Information contained on, or that can be accessed through, our website is not part of and is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.
In September 2022, the Board and stockholders approved a 4-for-1 reverse stock split our common stock which was effected on January 3, 2023. All share and per share information included in the accompanying consolidated financial statements and notes to the consolidated financial statements have been retroactively adjusted to reflect the stock split of common stock for all periods presented.
Implications of Being an Emerging Growth Company
We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:
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reduced obligations with respect to financial data, including presenting only two years of audited financial statements;

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an exemption from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);

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reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements, and registration statements; and

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exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.

We will remain an emerging growth company until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of our initial public offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC. We may choose to take advantage of some but not all of these reduced reporting requirements and other burdens that are otherwise applicable generally to public companies.

The Offering
Common stock offered by us
          shares
Common stock offered by the selling stockholders
          shares
Option to purchase additional shares of common stock offered in this offering
We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an additional        shares from us. The selling stockholders have also granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase from the selling stockholders up to an additional          shares.
Common stock outstanding after this offering
          shares (or          shares if the underwriters exercise their option to purchase additional shares in full).
Use of proceeds
We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $          million based upon the last day of trading price of $          per share after deducting the estimated underwriting discounts and estimated offering expenses payable by us. We will not receive any of the proceeds from the sale of our common stock in this offering by the selling stockholders.
The principal purposes of this offering are to increase our capitalization and financial flexibility and increase the public float of our stock, along with permitting holders of the shares of our common stock included in the section entitled “Principal and Selling Stockholders” to resell shares. We intend to use funds for general corporate purposes, including to fund future growth. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.
Nasdaq symbol
“SKWD”
Risk factors
You should read the section entitled “Risk Factors”, the other information included elsewhere in this prospectus and those discussed under a similar heading in our Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 28, 2023, which is incorporated by reference in this prospectus, for a discussion of some of the risks and uncertainties you should carefully consider before deciding to invest in our common stock.
Dividend policy
We currently do not intend to declare any dividends on our common stock in the foreseeable future. Our ability to pay dividends on our common stock may be limited by the terms of any future debt or preferred securities we may issue or any future credit facilities we may enter into. See the section entitled “Dividend Policy.”

The total number of shares of our common stock that will be outstanding after this offering includes 37,674,063 shares of common stock outstanding as of June 30, 2023, and excludes:
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759,990 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2023 under the 2022 Long-Term Incentive Plan (the “2022 Plan”) and the 2020 Long-Term Incentive Plan (the “2020 Plan”);

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1,367,326 restricted stock units and performance stock units granted pursuant to the 2022 Plan and 2020 Plan; and

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376,531 shares of common stock reserved for future issuance under our 2022 Employee Stock Purchase Plan (the “ESPP”).

In addition, unless we specifically state otherwise, all information in this prospectus reflects and assumes the following:
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no exercise of the outstanding options described above; and

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no exercise of the underwriters’ option to purchase additional shares.

RISK FACTORS
An investment in our common stock involves a certain degree of risk. In deciding whether to invest, you should carefully consider the following risk factors and those discussed under the Section captioned “Risk Factors” contained in our Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 28, 2023, which is incorporated by reference in this prospectus, together with other information in this prospectus. Any of the following risks could have an adverse or material effect on our business, financial condition, results of operations or prospects and cause the value of our stock to decline, which could cause you to lose all or part of your investment. Additional risks and uncertainties of which we are unaware, or that we currently deem immaterial also may become important factors that affect us.
Risks Related to This Offering and Ownership of Our Common Stock
Insiders will continue to have substantial influence over us after this offering, which could limit your ability to affect the outcome of key transactions, including a change of control.
After this offering, our directors, executive officers, holders of more than 5% of our outstanding stock and their respective affiliates will beneficially own shares representing approximately      % of our outstanding common stock. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of our company and might affect the market price of our common stock.
We may become subject to additional government or market regulation, which may have a material adverse impact on our business.
Our business could be adversely affected by changes in state laws, including those relating to asset and reserve valuation requirements, surplus requirements, limitations on investments and dividends, enterprise risk and risk-based capital requirements, and, at the federal level, by laws and regulations that may affect certain aspects of the insurance industry, including proposals for preemptive federal regulation. The U.S. federal government generally has not directly regulated the insurance industry except for certain areas of the market, such as insurance for flood, nuclear and terrorism risks. However, the federal government has undertaken initiatives or considered legislation in several areas that may affect the insurance industry, including tort reform, corporate governance and the taxation of reinsurance companies.
Additionally, we currently derive revenues from customers in the cannabis industry. As such, any risks related to the cannabis industry, including but not limited to cannabis being deemed a controlled substance under federal laws, may adversely impact our clients, and potential clients, which may in turn, impact our services. The legality of cannabis could be reversed in one or more states, which might force businesses, including our customers, to cease operations in one or more states entirely. A change in the legal status of, or the enforcement of federal laws related to, the cannabis industry could negatively impact us and lead to a decrease in our revenue through the loss of current and potential customers.
We have and expect to continue to incur increased costs as a result of operating as a public company, and our management devotes substantial time to new compliance initiatives. We are subject to financial reporting and other requirements for which our accounting and other management systems and resources may not be adequately prepared.
As a public company, and particularly after we are no longer an emerging growth company, we have incurred and will continue to incur significant legal, accounting and other expenses. In addition, the federal securities laws, including the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and rules and regulations subsequently implemented by the SEC and Nasdaq have imposed various requirements on public companies, including requirements to file annual, quarterly and event-driven reports with respect to our business and financial condition, and to establish and maintain effective disclosure and financial controls and corporate governance practices. These rules and regulations will increase our legal and financial compliance costs, make certain activities more time-consuming and costly, and require our management and other personnel to devote a substantial amount of time to compliance initiatives.

Despite our best efforts, we may not be able to produce reliable financial statements or file such financial statements as part of a periodic report in a timely manner with the SEC or comply with Nasdaq listing requirements. We also expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.
Pursuant to Section 404 of the Sarbanes-Oxley Act, we are required to furnish a report by our management on our internal control over financial reporting, including an attestation report on internal control over financial reporting issued by our independent registered public accounting firm, beginning with the first full year after January 18, 2023. However, while we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 of the Sarbanes-Oxley Act, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. We will need to continue to dedicate internal resources, potentially engage outside consultants, adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that neither we nor our independent registered public accounting firm will be able to conclude within the prescribed timeframe that our internal control over financial reporting is effective as required by Section 404 of the Sarbanes-Oxley Act. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. We could also become subject to investigations by the SEC or other regulatory authorities, which could require additional financial and management resources.
As a public company, we are also required to maintain disclosure controls and procedures. Disclosure controls and procedures means our controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC. We do not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. We believe a control system, no matter how well-designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud, if any, have been detected. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and any design may not succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.
We are required by Section 404 of the Sarbanes-Oxley Act to evaluate the effectiveness of our internal control over financial reporting. If we are unable to achieve and maintain effective internal controls, our operating results and financial condition could be harmed and the market price of our common stock may be negatively affected.
As a public company with SEC reporting obligations, we will be required to document and test our internal control procedures to satisfy the requirements of Section 404(a) of the Sarbanes-Oxley Act, which will require annual assessments by management of the effectiveness of our internal control over financial reporting beginning with the annual report for our fiscal year ended December 31, 2023. We are an emerging growth company, and thus we are exempt from the auditor attestation requirement of Section 404(b) of the Sarbanes-Oxley Act until such time as we no longer qualify as an emerging growth company. We qualify as an emerging growth company, and any decision on our part to comply with reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors. Regardless of whether we qualify as an emerging growth company, we will still need to implement substantial internal control systems and procedures in order to satisfy the reporting requirements under the Exchange Act and applicable requirements.
Management has evaluated the effectiveness of our disclosure controls and procedures. There is a risk that we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404(a) of the Sarbanes-Oxley Act. If we conclude that our internal control over financial reporting is not effective, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or their effect on our operations. Even if we conclude that our internal control over financial reporting is effective, our independent registered public accounting firm may conclude that there are material weaknesses with respect to our internal control over financial reporting. Moreover, any material weaknesses or other deficiencies in our internal control over financial reporting may impede our ability to file timely and accurate reports with the SEC. Any of the above could cause investors to lose confidence in our reported financial information, we could become subject to litigation or investigations by Nasdaq, the SEC or other regulatory authorities, or our common stock listed on Nasdaq could be suspended or terminated, which could require additional financial and management resources, and could have a negative effect on the trading price of our common stock.
We qualify as an emerging growth company, and any decision on our part to comply with reduced reporting and disclosure requirements applicable to emerging growth companies could make our common stock less attractive to investors.
We are an “emerging growth company,” and, for as long as we continue to be an emerging growth company, we currently intend to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will cease to be an emerging growth company upon the earliest of: (i) the last day of the fiscal year in which we have total annual gross revenues of $1.235 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of our initial public offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; and (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.
We cannot predict whether investors will find our common stock less attractive if we choose to rely on these exemptions while we are an emerging growth company. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile. Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the relevant dates on which adoption of such standards is required for other public companies.
Our operating results and stock price may be volatile, or may decline regardless of our operating performance, and you could lose all or part of your investment.
We are a new public company and the market price of our common stock has been and is likely to continue to be highly volatile and may fluctuate substantially due to many factors, many of which are beyond our control. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our operating performance. You should consider an investment in our common stock to be risky, and you should invest in our common stock only if you can withstand a significant loss and wide fluctuation in the market value of your investment. The market price of our common stock could be subject to significant fluctuations after this offering in response to the factors described in this “Risk Factors” section and other factors, many of which are beyond our control. Among the factors that could affect our stock price are:
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market conditions in the broader stock market;

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actual or anticipated fluctuations in our quarterly financial and operating results;

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introduction of new products or services by us or our competitors;

•
issuance of new or changed securities analysts’ reports or recommendations;

•
results of operations that vary from expectations of securities analysts and investors;

•
short sales, hedging and other derivative transactions in our common stock;

•
guidance, if any, that we provide to the public, any changes in this guidance or our failure to meet this guidance;

•
strategic actions by us or our competitors;

•
announcement by us, our competitors or our acquisition targets;

•
sales, or anticipated sales, of large blocks of our stock, including by our directors, executive officers and principal stockholders;

•
additions or departures in our Board or Directors, senior management or other key personnel;

•
regulatory, legal or political developments;

•
public response to press releases or other public announcements by us or third parties, including our filings with the SEC;

•
litigation and governmental investigations;

•
changing economic conditions;

•
changes in accounting principles;

•
any indebtedness we may incur or securities we may issue in the future;

•
default under agreements governing our indebtedness;

•
exposure to capital and credit market risks that adversely affect our investment portfolio or our capital resources;

•
changes in our credit ratings; and

•
other events or factors, including those from natural disasters, war, actors of terrorism or responses to these events.

The securities markets have from time to time experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of particular companies. As a result of these factors, investors in our common stock may not be able to resell their shares at or above the initial offering price. These broad market fluctuations, as well as general market, economic and political conditions, such as recessions, loss of investor confidence or interest rate changes, may negatively affect the market price of our common stock.
In addition, the stock markets, including Nasdaq, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. If any of the foregoing occurs, it could cause our stock price to fall and may expose us to securities class action litigation that, even if unsuccessful, could be costly to defend, divert management’s attention and resources or harm our business.
Sales of outstanding shares of our common stock into the market in the future could cause the market price of our common stock to drop significantly, even if our business is doing well.
On June 30, 2023, 37,674,063 shares of our common stock were outstanding. Any shares sold in this offering will be, freely tradable without restriction or further registration under the Securities Act, unless such shares are held by our directors, executive officers or any of our affiliates, as that term is defined in Rule 144 under the Securities Act. In connection with this offering, our directors, executive officers and affiliates have each agreed to enter into “lock-up” agreements with the underwriters and thereby be subject to a lock-up period, meaning that they and their permitted transferees will not be permitted to sell any shares of our common stock for 90 days after the date of this prospectus, subject to certain customary exceptions without the prior consent of Barclays Capital Inc. and Keefe, Bruyette & Woods, Inc. Although we have been advised that there is no present intention to do so, Barclays Capital Inc. and Keefe, Bruyette & Woods, Inc. may, in their sole discretion, release all or any portion of the shares from the restrictions in any of the lock-up agreements described above. See “Underwriting.” Possible sales of these shares in the market following the waiver or expiration of such agreements could exert significant downward pressure on our stock price.
Also, in the future, we may issue our securities in connection with investments or acquisitions. The amount of shares of our common stock issued in connection with an investment or acquisition could constitute a material portion of our then outstanding shares of our common stock.
Our management will have broad discretion over the use of the proceeds we receive in this offering and might not apply the proceeds in ways that increase the value of your investment.
Our management will have broad discretion in the application of the net proceeds from the sale of shares by us in this offering, including for any of the purposes described in the section entitled “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from the sale of shares by us in this offering, their ultimate use may vary substantially from their currently intended use. Our management may not apply our net proceeds in ways that ultimately increase the value of your investment. The failure by our management to apply these funds effectively could harm our business. If we do not invest or apply the net proceeds from the sale of shares by us in this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.
We may change our underwriting guidelines or our strategy without stockholder approval.
Our management has the authority to change our underwriting guidelines or our strategy without notice to our stockholders and without stockholder approval. As a result, we may make fundamental changes to our operations without stockholder approval, which could result in our pursuing a strategy or implementing underwriting guidelines that may be materially different from the strategy or underwriting guidelines described in this prospectus.
Anti-takeover provisions in our organizational documents could delay a change in management and limit our share price.
Provisions of our certificate of incorporation and bylaws could make it more difficult for a third party to acquire control of us even if such a change in control would increase the value of our common stock and prevent attempts by our stockholders to replace or remove our current Board of Directors or management. Therefore, these provisions could adversely affect the price of our common stock. Among other things, our charter documents:
•
permit the Board of Directors to establish the number of directors and fill any vacancies and newly created directorships;

•
provide that our Board of Directors is classified into three classes with staggered, three-year terms and that directors may only be removed for cause;

•
require super-majority voting to amend provisions in our certificate of incorporation and bylaws;

•
include blank-check preferred stock, the preference rights and other terms of which may be set by the Board of Directors and could delay or prevent a transaction or a change in control that might involve a premium price for our common stock or otherwise benefit our stockholders;

•
eliminate the ability of our stockholders to call special meetings of stockholders;

•
specify that special meetings of our stockholders can be called only by our Board of Directors, the chairman of our Board of Directors, or our chief executive officer;

•
prohibit stockholder consent action by other than unanimous written consent;

•
provide that vacancies on our Board of Directors may be filled only by a majority of directors then in office, even though less than a quorum;

•
prohibit cumulative voting in the election of directors; and

•
establish advance notice requirements for nominations for election to our Board of Directors or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a period of time.
Our certificate of incorporation and bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.
Our certificate of incorporation and bylaws provide that the Court of Chancery of the State of Delaware is the exclusive forum for the following civil actions:
•
any derivative action or proceeding brought on our behalf;

•
any action asserting a claim of breach of a fiduciary duty by any of our directors, officers, employees or agents or our stockholders;

•
any action asserting a claim arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware;

•
any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; or

•
any action asserting a claim governed by the internal affairs doctrine.

Our certificate of incorporation and bylaws further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolutions of any complaint asserting a cause of action arising under the Securities Act. Furthermore, this application to Securities Act claims and Section 22 of the Securities Act create concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such provision, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. However, this exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. This choice of forum provision, if enforced, may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation and bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could have a material adverse effect on our business, financial condition or results of operations.
If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.
The trading market for our common stock will depend, in part, on the research and reports that securities or industry analysts publish about us or our business and our industry. If we obtain securities or industry analyst coverage and if one or more of the analysts who cover us downgrades our common stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our common stock could decrease, which could cause our stock price and trading volume to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1955. All statements other than statements of historical facts contained or incorporated by reference in this prospectus, including statements regarding our future results of operations or financial condition, business strategy and plans, and objectives of management for future operations are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “would,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. These forward-looking statements include, among others, statements relating to our future financial performance, our business prospects and strategy, our market opportunity and the potential growth of that market, our anticipated financial position, our liquidity and capital needs and other similar matters. These forward-looking statements are based on management’s current expectations and assumptions about future events, which are inherently subject to uncertainties, risks and changes in circumstances that are difficult to predict.
Our actual results may differ materially from those expressed in, or implied by, the forward-looking statements included or incorporated by reference in this prospectus as a result of various factors, including, among others:
•
our inability to accurately assess our underwriting risk;

•
considerable competition for business in our industry;

•
exposure to certain risks arising out of our reliance on insurance retail agents and brokers, wholesalers and program administrators as certain of our distribution channels;

•
inability to purchase third-party reinsurance in amounts we desire on commercially acceptable terms or on terms that adequately protect us;

•
inadequate losses and loss expense reserves to cover our actual losses;

•
a decline in our financial strength rating;

•
unexpected changes in the interpretation of our coverage or provisions, including loss limitations and exclusions, in our policies;

•
our reinsurers failure to reimburse us for claims on a timely basis, or at all;

•
failure to accurately and timely pay claims;

•
changes in accounting practices;

•
increased costs as a result of being a public company; and

•
the failure to maintain effective internal controls in accordance with the Sarbanes-Oxley Act.

We have based the forward-looking statements contained in this prospectus primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations, prospects, business strategy and financial needs. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, assumptions and other factors described in the section captioned “Risk Factors” in this Prospectus and “Item 1A. Risk Factors” in our Form 10-K for the fiscal year ended December 31, 2022 and elsewhere in this prospectus or incorporated by reference herein. These risks are not exhaustive. Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Furthermore, new risks and uncertainties emerge from time to time and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.
In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.
The forward-looking statements made in this prospectus relate only to events as of the date on which such statements are made. We undertake no obligation to update any forward-looking statements after the date of this prospectus or to conform such statements to actual results or revised expectations, except as required by law.

USE OF PROCEEDS
We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $      million, based upon the last day of trading price of        per share. We will not receive any of the proceeds from the sale of our common stock in this offering by the selling stockholders.
A $1.00 increase (decrease) in the assumed offering price of $      per share would increase (decrease) the net proceeds that we receive from this offering by approximately $      million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) the net proceeds that we receive from this offering by approximately $      million, assuming that the assumed offering price remains the same and after deducting the estimated underwriting discounts and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our financial flexibility and increase the public float of our common stock, along with permitting holders of the shares of our common stock included in the section entitled “Principal and Selling Stockholders” to resell shares. We intend to use the net proceeds to us from this offering for general corporate purposes, including to fund future growth. Pending the use of the proceeds from this offering as described above, we intend to invest the net proceeds from the offering in accordance with our investment policy as determined by our Investment Committee.
This expected use of net proceeds represents our intentions based on our current plans and business conditions, which could change in the future as our plans and business conditions evolve. As a result, our management will have broad discretion over the uses of the net proceeds from this offering and investors will be relying on the judgement of our management regarding the application of the net proceeds from this offering.

DIVIDEND POLICY
We currently intend to retain any future earnings for use in the operation of our business and do not intend to declare or pay any cash dividends in the foreseeable future. Any further determination to pay dividends on our capital stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions, and other factors that our board of directors considers relevant. Our future ability to pay cash dividends on our common stock may also be limited by the terms of any future debt securities, preferred stock or credit facility.

CAPITALIZATION
The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2023 as follows:
•
on an actual basis; and

•
on an as adjusted basis to give effect to our issuance and sale of        shares of common stock in this offering at an assumed offering price of $      per share, after deducting the estimated underwriting discounts and estimated offering expenses payable by us.

The information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual offering price and other terms of this offering determined at pricing. You should read this information in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus or incorporated by reference in this prospectus, the section entitled “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-K for the fiscal year ended December 31, 2022 and “Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Form 10-Q for the fiscal quarters ended March 31, 2023 and June 30, 2023, and other financial information contained in or incorporated by reference into this prospectus.
	As of June 30, 2023
($ in thousands, except per share amounts)	Actual	As Adjusted
Notes payable	$50,000	$—
Subordinated debt	78,650	—
Total debt	128,650	—
Stockholders’ equity:
Common stock, $0.01 par value, 500,000,000 shares authorized, 37,674,063 shares issued and outstanding	377	—
Additional paid-in capital	642,988	—
Stock notes receivable	(6,718)	—
Accumulated other comprehensive loss	(41,284)	—
Accumulated deficit	(72,685)	—
Total stockholders’ equity	522,678	—
Total Capitalization	$651,328	$—
The outstanding share information in the table above is based on 37,674,063 shares of our common stock, outstanding as of June 30, 2023, and excludes:
•
759,990 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2023 under the 2022 Plan and the 2020 Plan;

•
1,367,326 restricted stock units and performance stock units granted pursuant to the 2022 Plan and 2020 Plan; and

•
376,531 shares of common stock reserved for future issuance under our ESPP.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table sets forth information with respect to the beneficial ownership of our common stock as of June 30, 2023, and as adjusted to reflect the sale of our common stock offered by us and the selling stockholders in this offering, for:
•
each of our named executive officers;

•
each of our directors;

•
all of our current directors and executive officers as a group;

•
each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock; and

•
each of the selling stockholders.

We have determined beneficial ownership in accordance with the rules of the SEC, which generally means that a person has beneficial ownership of a security if he or she possesses sole or shared voting or investment power of that security, including options that are currently exercisable or will become exercisable within 60 days of June 30, 2023 or restricted stock or restricted stock units vesting, within 60 days of June 30, 2023. Unless otherwise indicated, to our knowledge, the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to community property laws where applicable. The information in the table below does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Securities Act.
We have based our calculation of the percentage of beneficial ownership prior to this offering on 37,674,063 shares of common stock outstanding as of June 30, 2023. In computing the number of shares beneficially owned by an individual or entity and the percentage ownership of that person, shares of common stock subject to options, convertible securities or other rights, held by such person that are currently exercisable or will become exercisable within 60 days of June 30, 2023, are considered outstanding. We did not, however, deem such shares outstanding for the purpose of computing the percentage ownership of any other person.
Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o 800 Gessner Road, Suite 600, Houston, Texas 77024.
Name of Beneficial Owner	Shares Beneficially Owned Prior		Shares Offered Hereby		Shares Beneficially Owned After this Offering
			No Exercise	Full Exercise	Assuming No Exercise		Assuming Full Exercise
	Number	Percent	Number	Number	Number	Percent	Number	Percent
The Westaim Corporation(1)	10,690,096	28.37%
James C. Hays(2)	2,809,269	7.45%
Named Executive Officers and Directors:
Andrew Robinson(3)	149,544	*
Mark Haushill(4)	292,254	*
Kirby Hill(5)	15,077	*
John Burkhart(6)	5,065	*
J. Cameron MacDonald	—	*
Robert Creager(7)	50,254	*
Marcia Dall(8)	5,654	*
James C. Hays(2)	2,809,269	7.45%
Robert Kittel	—	*

Name of Beneficial Owner	Shares Beneficially Owned Prior		Shares Offered Hereby		Shares Beneficially Owned After this Offering
			No Exercise	Full Exercise	Assuming No Exercise		Assuming Full Exercise
	Number	Percent	Number	Number	Number	Percent	Number	Percent
Katharine Terry(8)	5,654	*
All executive officers and directors as a group (15 persons)(9)	3,378,601	8.96%

*
less than 1%.

(1)
Consists of 7,392,237 shares of common stock held and controlled by The Westaim Corporation through the Westaim HIIG GP and 3,297,859 shares of common stock held and controlled by The Westaim Corporation. The voting and investment power of the shares held by The Westaim Corporation are held by the senior management of the Westaim Corporation at the direction of The Westaim Corporation’s board of directors. The board of directors of The Westaim Corporation consist of Ian Delaney as chair, John Gildner, Lisa Mazzocco, Kevin E. Parker, Bruce V. Walter and J. Cameron MacDonald. The senior management team of The Westaim Corporation consists of J. Cameron MacDonald as President and CEO, Robert Kittel as Chief Operating Officer and Glenn MacNeil as Chief Financial Officer. The address for The Westaim Corporation is 70 York Street, Suite 1700, Toronto, Ontario, Canada M5J 1S9. Effective November 30, 2022, the Westaim HIIG Limited Partnership (the “Westaim Partnership”) redeemed LP units for Company common stock to all non-Canadian LPs in the Westaim Partnership. Westaim HIIG GP Inc. (“HIIG GP”), a wholly-owned subsidiary of The Westaim Corporation, is the general partner of Westaim Partnership.

(2)
Consists of: (i) 7,598 shares of common stock held directly, (ii) 16,032 shares of restricted stock that will fully vest on December 31, 2023, (iii) 3,988 shares of restricted stock that will fully vest on June 29, 2024, (iv) 1,975,851 shares of common stock held by Jwayne LLC, and (v) 805,800 shares of common stock held by Marquis Lafayette LLC. Mr. Hays serves as the controlling member for Jwayne LLC and Marquis Lafayette LLC.

(3)
Consists of 126,748 shares of common stock held directly, and 22,796 of restricted stock that will vest on January 1, 2025.

(4)
Consists of 286,555 shares of common stock held directly and 5,699 shares of restricted stock that will vest on January 1, 2025.

(5)
Consists of 9,632 shares of common stock held directly and 5,445 shares of restricted stock that will vest on January 1, 2025.

(6)
Consists of 5,065 shares of restricted stock that will fully vest on January 1, 2025.

(7)
Consists of 30,234 shares of common stock held directly, 16,032 shares of restricted stock that will fully vest on December 31, 2023, and 3,988 shares of restricted stock that will fully vest on June 29, 2024.

(8)
Consists of 1,666 shares of restricted stock that will fully vest on December 1, 2023 and 3,988 shares of restricted stock that will fully vest on June 29, 2024.

(9)
Consists of 3,272,548, shares of common stock held directly, 3,332 shares of restricted stock that will fully vest on December 1, 2023, 32,064 shares of restricted stock that will fully vest on December 31, 2023, 15,952 shares of restricted stock that will fully vest on June 29, 2024, and 54,705 shares of restricted stock that will fully vest on January 1, 2025.

DESCRIPTION OF CAPITAL STOCK
The following description of our capital stock and provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws are summaries and are qualified by reference to the Amended and Restated Articles of Incorporation and the Amended and Restated Bylaws that have been filed with the SEC as exhibits to filings at www.sec.gov.
General
Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share.
The following descriptions of our capital stock, provisions of our Certificate of Incorporation, our Bylaws and the Amended and Restated Stockholders Agreement are summaries and are qualified by reference to the full text of those documents. The following summary of relevant provisions of the DGCL is qualified by the full text of such provisions.
Common Stock
As of June 30, 2023, we had 37,674,063 shares of common stock outstanding.
The holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are entitled to receive ratably those dividends, if any, that may be declared from time to time by our board of directors out of funds legally available, subject to preferences that may be applicable to preferred stock, if any, then outstanding. In the event of a liquidation, dissolution or winding up of our company, the holders of common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Our common stock has no preemptive or conversion rights or other subscription rights or redemption or sinking fund provisions.
Preferred Stock
No shares of preferred stock are issued or outstanding. Our Certificate of Incorporation authorizes our board of directors to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of our common stock. Our board of directors will be able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations, or restrictions thereof, including:
•
the designation of the series;

•
the number of shares of the series, which our board of directors may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•
whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•
the dates at which dividends, if any, will be payable;

•
the redemption or repurchase rights and price or prices, if any, for shares of the series;

•
the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•
the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of our affairs;

•
whether the shares of the series will be convertible into shares of any other class or series, or any other security, of us or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;
•
restrictions on the issuance of shares of the same series or of any other class or series; and

•
the voting rights, if any, of the holders of the series.

We could issue a series of preferred stock that could, depending on the terms of the series, impede or discourage an acquisition attempt or other transaction that some, or a majority, of the holders of our common stock might believe to be in their best interests or in which the holders of our common stock might receive a premium over the market price of the shares of our common stock. Additionally, the issuance of preferred stock may adversely affect the rights of holders of our common stock by restricting dividends on the common stock, diluting the voting power of the common stock, or subordinating the liquidation rights of the common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of our common stock.
Registration Rights
Certain holders of shares of our common stock, which shares we refer to as “registrable securities,” are entitled to rights with respect to the registration of these registrable securities under the Securities Act. These rights are provided under the terms of the Amended and Restated Stockholders’ Agreement.
All underwriting discounts applicable to the sale of registrable securities pursuant to the Amended and Restated Stockholders’ Agreement shall be borne by the holders of registrable securities participating in such sale. Any additional expenses incurred in connection with exercise of registration rights under the Amended and Restated Stockholders’ Agreement, including all registration, filing and qualification fees, printers’ and accounting fees, and fees and disbursements of our counsel shall be borne by us.
Subject to certain exceptions contained in the Amended and Restated Stockholders’ Agreement, the underwriters may limit the number of shares included in an underwritten offering by holders of registrable securities to the number of shares which the underwriters determine in their sole discretion will not jeopardize the success of the offering.
Demand Registration Rights
Form S-1.   If a holder of registrable securities representing at least 10% of our outstanding common stock requests in writing that we effect a registration and the anticipated price to the public of such registrable securities is $7.0 million or more, we may be required to register their shares. We are obligated to effect at most four registrations for the holders of registrable securities in response to these demand registration rights, subject to certain exceptions.
Form S-3.   If at any time we become entitled under the Securities Act to register our shares on Form S-3, a holder of registrable securities representing at least 10% of our outstanding common stock requests in writing that we register their shares for public resale on Form S-3 and the price to the public of the offering is $7.0 million or more, we will be required to provide notice to all holders of registrable securities and to use all reasonable efforts to effect such registration; provided, however, that we will not be required to effect such a registration if, we have already effected four registrations on Form S-1 for the holders of registrable securities.
Piggyback Registration Rights
If we propose to register the offer and sale of any of our securities under the Securities Act in connection with the public offering of such securities, the holders of registrable securities representing at least 2% of our outstanding common stock will be entitled to certain “piggyback” registration rights allowing such holders to include their shares in such registration, subject to certain limitations. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to a registration related solely to an employee benefit plan, a registration related solely to a corporate reorganization or transaction under Rule 145 of the Securities Act or any rule adopted by the SEC in substitution thereof or amendment thereto, or a registration on any registration form which does not include substantially the same information as would be required to be included in a registration statement covering the sale of registrable securities, the holders of these shares are entitled to notice of the registration and have the right to include their shares in the registration.
Anti-Takeover Matters in our Governing Documents and Under Delaware Law
Our Certificate of Incorporation, our Bylaws and the DGCL contain provisions that are intended to enhance the likelihood of continuity and stability in the composition of our board of directors. These provisions are intended to avoid costly takeover battles, reduce our vulnerability to a hostile or abusive change of control, and enhance the ability of our board of directors to maximize stockholder value in connection with any unsolicited offer to acquire us. However, these provisions may have an antitakeover effect and may delay, deter, or prevent a merger or acquisition by means of a tender offer, a proxy contest, or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.
Authorized but unissued capital stock
The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of Nasdaq. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger, or otherwise.
Classified board of directors
Our Certificate of Incorporation provides that our board of directors be divided into three classes, with the classes as nearly equal in number as possible and each class serving three-year staggered terms. Directors may only be removed from our board of directors for cause by the affirmative vote of at least a majority of the confirmed voting power of our common stock. In addition, our Certificate of Incorporation provides that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on the board of directors that results from an increase in the number of directors and any vacancies on our board of directors will be filled only by the affirmative vote of a majority of the remaining directors, even if less than a quorum, or by a sole remaining director. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers, changes in control of us or changes in our management.
Delaware Anti-Takeover Law
We are subject to Section 203 of the DGCL, which is an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder for a period of three years following the date that the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a business combination includes a merger, asset or stock sale, or another transaction resulting in a financial benefit to the interested stockholder. Generally, an interested stockholder is a person who, together with affiliates and associates, owns 15% or more of the corporation’s outstanding voting stock or is the corporation’s affiliate or associate and was the owner of 15% or more of the corporation’s outstanding voting stock at any time within the three-year period immediately before the date of determination. The existence of this provision may have an anti-takeover effect with respect to transactions that are not approved in advance by our board, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.
No cumulative voting
Under Delaware law, the right to vote cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. Our Certificate of Incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority of the shares of our stock entitled to vote generally in the election of directors will be able to elect all of our directors.
Special stockholder meetings
Our Certificate of Incorporation provides that special meetings of our stockholders may be called at any time only by or at the direction of the board of directors or the chair of the board of directors. Our Bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deferring, delaying, or discouraging hostile takeovers or changes in control or management.
Director nominations and stockholder proposals
Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide us with certain information. Generally, to be timely, a stockholder’s notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. Our Bylaws also specify requirements as to the form and content of a stockholder’s notice. Our Bylaws allow the chair of a meeting of the stockholders to adopt rules and regulations for the conduct of that meeting that may have the effect of precluding the conduct of certain business at that meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control.
Stockholder action by written consent
Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the stockholders may be taken without a meeting, without prior notice, and without a vote if a consent or consents in writing, setting forth the action so taken, is or are signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the certificate of incorporation provides otherwise. Our Certificate of Incorporation only permits stockholder action by unanimous written consent.
Amendment of Certificate of Incorporation or Bylaws
The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or bylaws, unless a corporation’s certificate of incorporation or bylaws, as the case may be, requires a greater percentage. Our Bylaws may be amended or repealed by a majority vote of our board of directors or by the affirmative vote of the holders of at least 66 2∕3% of the votes which all our stockholders would be entitled to cast in any annual election of directors. In addition, the affirmative vote of the holders of at least 66 2∕3% of the votes which all our stockholders would be entitled to cast in any election of directors are required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of our Certificate of Incorporation described above.
The foregoing provisions of our Certificate of Incorporation and our Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares of common stock that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in our management or delaying or preventing a transaction that might benefit you or other minority stockholders.

Exclusive forum
Our Certificate of Incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware be the sole and exclusive forum for: (1) any derivative action or proceeding brought on behalf of our company, (2) any action asserting a claim of breach of fiduciary duty owed by any director, officer, agent, or other employee or stockholder of our company to us or our stockholders,(3) any action asserting a claim arising pursuant to any provision of the DGCL, our Certificate of Incorporation or our Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware, or (4) any action asserting a claim governed by the internal affairs doctrine, in each case subject to such Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. It further provides that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolutions of any complaint asserting a cause of action arising under the Securities Act. Furthermore, this application to Securities Act claims and Section 22 of the Securities Act create concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Accordingly, there is uncertainty as to whether a court would enforce such provision, and our stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder. However, this exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Although we believe these provisions benefit us by providing increased consistency in the application of applicable law in the types of lawsuits to which they apply, the provisions may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings and there is uncertainty as to whether a court would enforce such provisions. In addition, investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. It is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our Certificate of Incorporation to be inapplicable or unenforceable in such action. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our Certificate of Incorporation.
Limitations of liability and indemnification
The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. We have also entered into and will continue to enter into indemnification agreements with our directors and executive officers which provide that we must indemnify and advance expenses to our directors and officers to the fullest extent authorized by the DGCL, subject to certain exceptions as described in “Certain Relationships and Related Party Transactions — Indemnification agreements.” Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors or executive officers, we have been informed that in the opinion of the SEC such indemnification is against public policy and is therefore unenforceable. We are expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for our directors, officers and certain employees for some liabilities. We believe these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, indemnification and advancement provisions in our indemnification agreements and our Bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of our directors, officers or employees for which indemnification is sought.

Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Equiniti Trust Company, LLC. The transfer agent’s address is 6201 15th Avenue, Brooklyn, NY 11219.
Exchange Listing
Our common stock is listed on Nasdaq under the symbol “SKWD.”

SHARES ELIGIBLE FOR FUTURE SALE
Future sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could adversely affect the prevailing market price of our common stock. No prediction can be made as to the effect, if any, future sales of shares, or the availability of shares for future shares, will have on the market price of our common stock prevailing from time to time. The sale of substantia amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock.
Lock-Up Agreements
Each of our directors, officers and affiliates have entered into lock-up agreements in connection with this offering, on substantially similar terms, which expire 90 days (“Restricted Period”) from the date of this prospectus. See the “Underwriting” section of this prospectus for additional information.
Rule 144
In general, a person who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.
In general, under Rule 144, as currently in effect, our affiliates or persons selling shares of our common stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of shares that does not exceed the greater of:
•
1% of the number of shares of our capital stock then outstanding, which will equal          shares immediately after this offering; or

•
the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales under Rule 144 by our affiliates or persons selling shares of our common stock on behalf of our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
Rule 701 generally allows a stockholder who purchased shares of our capital stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.
Registration Rights
We have granted certain registration rights to certain of our stockholders to sell our common stock. Registration of the sale of these shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See the section entitled “Description of Capital Stock — Registration Rights” for additional information. Shares covered by a registration statement will be eligible for sale in the public market upon the expiration or release from the terms of the lock-up agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
TO NON-U.S. HOLDERS
The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and disposition of our common stock issued pursuant to this offering. This discussion is not a complete analysis of all potential U.S federal income tax consequences relating thereto, does not address the potential application of the alternative minimum tax or Medicare contribution tax on net investment income, and does not address any estate or gift tax consequences (other than those specifically set forth below) or any tax consequences arising under any state, local or foreign tax laws, or any other U.S. federal tax laws. This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions and published rulings and administrative pronouncements of the U.S. Internal Revenue Service (the “IRS”), all as in effect on the date of this prospectus supplement. These authorities are subject to differing interpretations and may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. We have not requested a ruling from the IRS with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.
This discussion is limited to non-U.S. holders who purchase our common stock pursuant to this offering and who hold our common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to an individual holder in light of such holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to non-U.S. holders subject to special rules under the U.S. federal income tax laws, including:
•
certain former citizens or long-term residents of the United States;

•
partnerships or other pass-through entities (and investors therein);

•
“controlled foreign corporations”;

•
“passive foreign investment companies”;

•
corporations that accumulate earnings to avoid U.S. federal income tax;

•
banks, financial institutions, investment funds, insurance companies, brokers, dealers or traders in securities;

•
tax-exempt organizations and governmental organizations;

•
tax-qualified retirement plans;

•
persons subject to special tax accounting rules under Section 451(b) of the Code;

•
persons that own or have owned, actually or constructively, more than 5% of our common stock;

•
persons who have elected to mark securities to market; and

•
persons holding our common stock as part of a hedging or conversion transaction or straddle, or a constructive sale, or other risk reduction strategy or integrated investment.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding our common stock and the partners in such partnerships are urged to consult their tax advisors about the particular U.S. federal income tax consequences to them of holding and disposing of our common stock.
PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL INCOME TAX CONSEQUENCES TO THEM OF ACQUIRING, OWNING AND DISPOSING OF OUR COMMON STOCK, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS.

Definition of Non-U.S. Holder
For purposes of this discussion, a non-U.S. holder is any beneficial owner of our common stock that is not a “U.S. person” (as defined below) or a partnership (including any entity or arrangement treated as a partnership) or other pass-through entity for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•
an individual who is a citizen or resident of the United States;

•
a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States, any state thereof or the District of Columbia;

•
an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•
a trust (1) whose administration is subject to the primary supervision of a U.S. court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (2) that has a valid election in effect under applicable Treasury Regulations to be treated as a United States person.

If you are an individual non-U.S. citizen, you may, in some cases, be deemed to be a resident alien (as opposed to a nonresident alien) by virtue of being present in the United States for at least 31 days in the calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. Generally, for this purpose, all the days present in the current year, one-third of the days present in the immediately preceding year, and one-sixth of the days present in the second preceding year, are counted.
Resident aliens are generally subject to U.S. federal income tax as if they were U.S. citizens. Individuals who are uncertain of their status as resident or nonresident aliens for U.S. federal income tax purposes are urged to consult their tax advisors regarding the U.S. federal income tax consequences of the ownership or disposition of our common stock.
Distributions on Our Common Stock
If we distribute cash or other property on our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts distributed in excess of our current and accumulated earnings and profits will constitute a return of capital and will first be applied against and reduce a non-U.S. holder’s tax basis in our common stock, but not below zero. Any distribution in excess of a non-U.S. basis will be treated as gain realized on the sale or other disposition of our common stock and will be treated as described in the “Gain On Disposition of Our Common Stock” section below.
Subject to the discussion below regarding effectively connected income, backup withholding and FATCA (as defined below), dividends paid to a non-U.S. holder of our common stock generally will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends or such lower rate specified by an applicable income tax treaty. To receive the benefit of a reduced treaty rate, a non-U.S. holder must furnish the applicable withholding agent with a valid IRS Form W-8BEN or IRS Form W-8BEN-E (or applicable form) certifying such non-U.S. holder’s qualification for the reduced rate. This certification must be provided to the applicable withholding agent before the payment of dividends and must be updated periodically. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to the applicable withholding agent, either directly or through other intermediaries.
If a non-U.S. holder holds our common stock in connection with the conduct of a trade or business in the United States, and dividends paid on our common stock are effectively connected with such holder’s U.S. trade or business (and are attributable to such holder’s permanent establishment or fixed base in the United States if required by an applicable tax treaty), the non-U.S. holder will generally be exempt from U.S. federal withholding tax, provided that the non-U.S. holder furnishes a valid IRS Form W-8ECI (or applicable successor form) to the applicable withholding agent.

However, any such effectively connected dividends paid on our common stock generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items.
Non-U.S. holders that do not provide the required certification on a timely basis, but that qualify for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
Gain on Disposition of Our Common Stock
Subject to the discussion below regarding backup withholding and FATCA, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the sale or other disposition of our common stock, unless:
•
the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States and, if required by an applicable income tax treaty, is attributable to a permanent establishment or fixed base maintained by the non-U.S. holder in the United States;

•
the non-U.S. holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition, and certain other requirements are met; or

•
our common stock constitutes a “U.S. real property interest” by reason of our status as a U.S. real property holding corporation (“USRPHC”), for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the non-U.S. holder’s holding period for our common stock, and our common stock is not regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs.

Determining whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other trade or business assets and our foreign real property interests. We believe we are not currently and we do not anticipate becoming a USRPHC for U.S. federal income tax purposes, although there can be no assurance we will not in the future become a USRPHC.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular U.S. federal income tax rates in the same manner as if such non-U.S. holder were a resident of the United States. A non-U.S. holder that is a foreign corporation also may be subject to an additional branch profits tax equal to 30% (or such lower rate specified by an applicable income tax treaty) of its effectively connected earnings and profits for the taxable year, as adjusted for certain items. Gain described in the second bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or such lower rate specified by an applicable income tax treaty), but may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided that the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses. Gain described in the third bullet point above will generally be subject to federal income tax in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business (subject to any provisions under an applicable income tax treaty), except that the branch profits tax generally will not apply.
Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.
U.S. Federal Estate Tax
The estates of nonresident alien individuals generally are subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and, therefore, will be included in the taxable estate of a nonresident alien decedent, unless an applicable estate tax treaty between the United States and the decedent’s country of residence provides otherwise. The terms “resident” and “nonresident” are defined differently for U.S. federal estate tax purposes than for U.S. federal income tax purposes. Investors are urged to consult their tax advisors regarding the U.S. federal estate tax consequences of the ownership or disposition of our common stock.
Information Reporting and Backup Withholding
Annual reports are required to be filed with the IRS and provided to each non-U.S. holder indicating the amount of dividends on our common stock paid to such holder and the amount of any tax withheld with respect to those dividends. These information reporting requirements apply even if no withholding was required because the dividends were effectively connected with the holder’s conduct of a U.S. trade or business, or withholding was reduced or eliminated by an applicable income tax treaty. This information also may be made available under a specific treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.
Backup withholding, currently at a 24% rate, generally will not apply to payments to a non-U.S. holder of dividends on or the gross proceeds of a disposition of, our common stock provided the non-U.S. holder furnishes the required certification for its non-U.S. status, such as by providing a valid IRS Form W-8BEN, IRS Form W-8BEN-E or IRS Form W-8ECI, or certain other requirements are met. Backup withholding may apply if the payor has actual knowledge, or reason to know, that the holder is a U.S. person who is not an exempt recipient.
Backup withholding is not an additional tax. If any amount is withheld under the backup withholding rules, the non-U.S. holder should consult with a U.S. tax advisor regarding the possibility of and procedure for obtaining a refund or a credit against the non-U.S. holder’s U.S. federal income tax liability, if any.
Withholding on Foreign Entities
The Foreign Account Tax Compliance Act (“FATCA”), as reflected in Sections 1471 through 1474 of the Code, imposes a U.S. federal withholding tax of 30% on certain payments, including dividends paid in respect of our common stock and the gross proceeds of disposition on our common stock, made to a “foreign financial institution” (as specially defined under these rules) unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or an exemption applies. FATCA also generally will impose a U.S. federal withholding tax of 30% on certain payments, including dividends paid in respect of our common stock and the gross proceeds of disposition on our common stock, made to a non-financial foreign entity unless such entity provides the withholding agent a certification identifying certain direct and indirect U.S. owners of the entity or an exemption applies. An intergovernmental agreement between the United States and an applicable foreign country may modify these requirements. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. FATCA currently applies to dividends paid on our common stock. Proposed Treasury Regulations, which may be relied upon until final Treasury Regulations are finalized, currently eliminate FATCA withholding on payments of gross proceeds from sales or other dispositions of our common stock.
Prospective investors are encouraged to consult with their tax advisors regarding the possible implications of FATCA on their investment in our common stock.
EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS TAX ADVISOR REGARDING THE TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAW, AS WELL AS TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL, NON-U.S. OR U.S. FEDERAL NON-INCOME TAX LAWS SUCH AS ESTATE AND GIFT TAX.

UNDERWRITING
Barclays Capital Inc. and Keefe, Bruyette & Woods, Inc. are acting as the representatives of the underwriters and joint book-running managers of this offering. Under the terms of the underwriting agreement, which was filed as an exhibit to the registration statement, with respect to the shares being offered, each of the underwriters named below has severally agreed to purchase from us and the selling stockholders the respective number of shares of common stock shown opposite its name below:
Underwriters	Number of Shares
Barclays Capital Inc.
Keefe, Bruyette & Woods, Inc.
Total
The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the certain conditions contained in the underwriting agreement including:
•
the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•
the representations and warranties made by us and the selling stockholders to the underwriters are true;

•
there is no material change in our business or the financial markets; and

•
we deliver customary closing documents to the underwriters.

Discounts and Expenses
The following table summarizes the underwriting discounts we and the selling stockholders will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.
Paid by Us	No Exercise	Full Exercise
Per Share
Total
Paid by the Selling Stockholders	No Exercise	Full Exercise
Per Share	$	$
Total	$	$
The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $      per share. If all the shares are not sold at the initial offering price following the initial offering of the common stock, the representatives may change the offering price and other selling terms.
The expenses of the offering that are payable by us are estimated to be approximately $      (excluding underwriting discounts). We have agreed to reimburse the underwriters for up to $       for certain of their expenses.
Option to Purchase Additional Shares
The selling stockholders have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of shares at the offering price less underwriting discounts. This option may be exercised to the extent the underwriters sell more than                 shares in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on the underwriter’s percentage underwriting commitment in this offering as indicated in the above table.
Lock-Up Agreements
We, and all of our directors and executive officers and certain of our affiliates have agreed that, for a period of 90 days after the date of this prospectus subject to certain limited exceptions as described below, we and they will not directly or indirectly, without the prior written consent of each of Barclays Capital Inc. and Keefe, Bruyette & Woods, Inc., (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock (other than the stock and shares issued pursuant to employee benefit plans, qualified stock option plans, or other employee compensation plans existing on the date of this prospectus), or sell or grant options, rights or warrants with respect to any shares of common stock or securities convertible into or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of common stock or other securities, in cash or otherwise, (3) make any demand for or exercise any right or confidentially submit or file or cause a registration statement to be filed or confidentially submitted, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible, exercisable or exchangeable into common stock or any of our other securities (other than any registration statement on Form S-8), or (4) publicly disclose the intention to do any of the foregoing.
The restrictions above do not apply to:
a.   transactions relating to shares of common stock or other securities acquired in the open market after the completion of the offering,
b.   any stock that the undersigned may purchase in the offering,
c.   (i) bona fide gifts to any person, (ii) contributions to a family foundation for bona fide estate or tax planning purposes, (iii) sales, transfers or other dispositions of shares of any class of our capital stock, in each case that are made exclusively between and among the undersigned or members of the undersigned’s family, or any trust for the direct or indirect benefit of the undersigned or members of the undersigned’s family, or affiliates of the undersigned, or (iv) if the undersigned is a corporation, limited partnership, limited liability company or other entity, transfers to its shareholders, limited partners or members; provided that it shall be a condition to any transfer pursuant to this clause (c) that: the transferee/donee agrees to be bound by the terms of this lock-up letter agreement (including, without limitation, the restrictions set forth in the preceding sentence) to the same extent as if the transferee/donee were a party hereto, (a) each party (donor, donee, transferor or transferee) shall not be required by law (including without limitation the disclosure requirements of the Securities and the Exchange Act) to make, and shall agree to not voluntarily make, any filing or public announcement of the transfer or disposition prior to the expiration of the lock-up period referred to above, and (b) the undersigned notifies Barclays Capital Inc. and Keefe, Bruyette & Woods, Inc. at least two business days prior to the proposed transfer or disposition,
d.   the exercise of stock options granted pursuant to our stock option/incentive plans or otherwise outstanding on the date hereof; provided, that the restrictions shall apply to shares of common stock issued upon such exercise,
e.   the establishment of any contract, instruction or plan that satisfies all of the requirements of Rule 10b5-1 (a “Rule 10b5-1 Plan”) under the Exchange Act; provided, however, that no sales of common stock or securities convertible into, or exchangeable or exercisable for, common stock, shall be made pursuant to a Rule 10b5-1 Plan prior to the expiration of the lock-up period (as the same may be extended pursuant to the provisions hereof); provided further, that the establishment of a Rule 10b5-1 Plan does not violate any guidance or rules set forth by the Commission after the date hereof; provided further, that we are not required to report the establishment of such Rule 10b5-1 Plan in any public report or filing with the Commission under the Exchange Act during the lock-up period and does not otherwise voluntarily effect any such public filing or report regarding such Rule 10b5-1 Plan,
f.   any demands or requests for, exercises of any right with respect to, or taking of any action in preparation of, the registration by us under the Securities Act of the undersigned’s shares of common stock, provided that no transfer of the undersigned’s shares of common stock registered pursuant to the exercise of any such right and no registration statement shall be filed under the Securities Act with respect to any of the undersigned’s shares of common stock during the lock-up period,
g.   transfers by will or intestacy or by operation of law, such as pursuant to a domestic relations order or in connection with a divorce settlement; provided that it shall be a condition to any transfer pursuant to this clause (g) that the transferee/donee agrees to be bound by the terms of the lock-up letter agreement to the same extent as if the transferee/donee were a party hereto,
h.   sales or transfers to us from an employee upon death, disability or termination of employment, in each case, of such employee,
i.   conversion of outstanding preferred stock, warrants to acquire preferred stock or convertible securities into shares of common stock or warrants to acquire shares of common stock; provided that any such shares of common stock or warrants received upon such conversion shall be subject to the terms of the lock-up letter agreement,
j.   transfers to us in connection with the vesting, settlement, or exercise of restricted stock units, options, warrants or other rights to purchase shares of common stock (including, in each case, by way of “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments due as a result of the vesting, settlement, or exercise of such restricted stock units, options, warrants or rights, provided that any such shares of common stock received upon such exercise, vesting or settlement shall be subject to the terms of this lock-up letter agreement,
k.   pursuant to a bona fide third-party tender offer, merger, consolidation or other similar business combination transaction made to all holders of the shares of common stock involving a change of control (including, without limitation, entering into any lock-up, voting or similar agreement pursuant to which the undersigned may agree to transfer, sell, tender or otherwise dispose of shares of common stock (or any security convertible into or exercisable or exchangeable for shares of common stock ), or vote any shares of common stock in favor of such transaction); provided, that, in the event that such transaction is not completed, the shares of common stock owned by the undersigned shall remain subject to the restrictions contained in this agreement,
l.   transfers of shares of common stock pledged in a bona fide transaction to a nationally or internationally recognized financial institution with assets of not less than $5 billion (an “Institution”) as collateral to secure obligations pursuant to lending or other arrangements between such Institution (or their affiliates or designees) and the undersigned and/or its affiliates or any similar arrangement relating to a financing arrangement for the benefit of the undersigned and/or its affiliates; provided, however, that (i) the undersigned shall not pledge in excess of 25% of the common stock beneficially owned by the undersigned and its affiliates in the aggregate; (ii) the undersigned or us, as the case may be, shall provide Barclays Capital Inc. and Keefe, Bruyette & Woods, Inc. prior written notice informing them of any public filing, report or announcement made by or on behalf of the undersigned or us with respect thereto; and (iii) the Institution agrees in writing at or prior to the time of such pledge that we shall receive timely notice of any event of default and shall have the right to cure any event of default by the undersigned in connection with any loan to which the pledge relates by purchasing any or all securities pledge; provided, that in the case of any transfer or distribution to a pledge or similar arrangements under this clause (l), any such transferee agrees to be bound in writing by the terms of this lock-up letter agreement prior to such transfer, and

m.   transfers allowed due to pre-existing loan agreements.
Barclays Capital Inc. and Keefe, Bruyette & Woods, Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time. When determining whether or not to release common stock and other securities from lock-up agreements, Barclays Capital Inc. and Keefe, Bruyette & Woods, Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.
Indemnification
We and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.
Stabilization, Short Positions and Penalty Bids
The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended:
•
Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•
A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•
Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•
Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the        or otherwise and, if commenced, may be discontinued at any time.
Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution
A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.
Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.
Listing on Nasdaq
Our common stock is listed on Nasdaq under the symbol “SKWD.”
Stamp Taxes
If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.
Settlement
We expect that delivery of the shares of common stock will be made against payment therefor on or about the closing date specified on the coverage page of this prospectus, which will be the second day following the date of pricing of the shares of common stock, or third day if pricing occurs after 4:30 p.m. New York time (this settlement cycle being referred to as “T+2”). Under Rule 15c6-1 of the Exchange Act, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade shares of common stock on the date of pricing or the two succeeding business day will be required, by virtue of the fact that the shares of common stock initially will settle T+2, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of shares of common stock who wish to trade shares of common stock prior to settlement should consult their own advisors.
Other Relationships
The underwriters and certain of their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates have, from time to time, performed, and may in the future perform, various commercial and investment banking and financial advisory services for the issuer and its affiliates, for which they received or may in the future receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and certain of their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer or its affiliates. If the underwriters or their affiliates have a lending relationship with us, certain of those underwriters or their affiliates routinely hedge, and certain other of those underwriters or their affiliates may hedge, their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities or the securities of our affiliates, including potentially the shares of common stock offered hereby. Any such credit default swaps or short positions could adversely affect future trading prices of the shares of common stock offered hereby. The underwriters and certain of their affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.
Selling Restrictions
General
Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.
European Economic Area
In relation to each Member State of the European Economic Area (each, a “Member State”), no shares have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of shares may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:
•
to any legal entity which is a qualified investor as defined in the Prospectus Regulation;

•
to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

•
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the Company or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
United Kingdom
In relation to the United Kingdom, no shares have been offered or will be offered pursuant to the offering to the public in the United Kingdom prior to the publication of a prospectus in relation to the shares which has been approved by the Financial Conduct Authority, except that it may make an offer to the public in the United Kingdom of any shares at any time under the following exemptions under the UK Prospectus Regulation:
•
to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

•
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

•
in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of the shares shall require the Company or any of the underwriters to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to the shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.
In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in Article 2 of the UK Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, (the “Order”), and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares in the United Kingdom within the meaning of the FSMA.
Canada
The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Switzerland
This document is not intended to constitute an offer or solicitation to purchase or invest in the securities. The securities may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (FinSA) and no application has or will be made to admit the securities to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this document nor any other offering or marketing material relating to the securities constitutes a prospectus pursuant to the FinSA, and neither this document nor any other offering or marketing material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.
United Arab Emirates
The shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.
Australia
This prospectus:
•
does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•
has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•
may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.
As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.
Japan
The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations and ministerial guidelines of Japan in effect at the relevant time.
Hong Kong
The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of common stock may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA; (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:
•
a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•
a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contract (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:
•
to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•
where no consideration is or will be given for the transfer;

•
where the transfer is by operation of law;

•
as specified in Section 276(7) of the SFA; or

•
as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification - Solely for the purposes of its obligations pursuant to sections 309B(1)(a) and 309B(1)(c) of the SFA, the Company has determined, and hereby notifies all relevant persons (as defined in Section 309A of the SFA) that the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

LEGAL MATTERS
DLA Piper LLP (US) will pass upon the validity of the shares of our common stock being offered by this prospectus. Latham & Watkins LLP is acting as counsel to the underwriters.
EXPERTS
The consolidated financial statements of Skyward Specialty Insurance Group, Inc. appearing in Skyward Specialty Insurance Group, Inc.’s Annual Report (Form 10-K) for the year ended December 31, 2022, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such financial statements are, and audited financial statements to be included in subsequently filed documents will be, incorporated herein in reliance upon the report of Ernst & Young LLP pertaining to such financial statements (to the extent covered by consents filed with the Securities and Exchange Commission) given on the authority of such firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC this registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement or the documents incorporated by reference herein and therein. For further information with respect to us and the securities being offered under this prospectus, we refer you to the registration statement and the exhibits and schedules filed as a part of the registration statement and the documents incorporated by reference herein and therein. You should rely only on the information contained in this prospectus or incorporated by reference herein or therein. We have not authorized anyone else to provide you with different information. The selling stockholders are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover page of this prospectus, regardless of the time of delivery of this prospectus or any sale of the securities offered hereby. We file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains a website that contains reports, proxy statements and other information regarding issuers that file electronically with the SEC, including Skyward Specialty Insurance Group, Inc. The address of the SEC website is www.sec.gov.
We also maintain a website at www.skywardinsurance.com where you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information on or that can be accessed through our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

INFORMATION INCORPORATED BY REFERENCE
The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The SEC file number for the documents incorporated by reference in this prospectus is 001-41591. The documents incorporated by reference into this prospectus contain important information that you should read about us.
The following documents are incorporated by reference into this document:
•
our Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as filed with the SEC on March 28, 2023;

•
our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2023, as filed with the SEC on May 11, 2023 and for the quarter ended June 30, 2023, as filed with the SEC on August 10, 2023

•
our Current Reports on Form 8-K as filed with the SEC on January 18, 2023, April 03, 2023, May 16, 2023, May 30, 2023 and August 15, 2023 (excluding the information furnished under Items 2.02 and 9.01 thereof);

•
our Definitive Proxy Statement on Schedule 14A, filed on April 14, 2023; and

•
the Form 8-A, filed on January 12, 2023.

We also incorporate by reference into this prospectus all documents (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items) that are filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus but prior to the termination of the offering. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.
We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus but not delivered with the prospectus, including exhibits which are specifically incorporated by reference into such documents. Requests should be directed to: Skyward Specialty Insurance Group, Inc., Attn: Investor Relations, 800 Gessner Road, Suite 600, Houston, Texas 77024. Our telephone number is (713) 935-4800.
Any statement contained herein or in a document incorporated or deemed to be incorporated by reference into this document will be deemed to be modified or superseded for purposes of the document to the extent that a statement contained in this document or any other subsequently filed document that is deemed to be incorporated by reference into this document modifies or supersedes the statement.

          Shares
SKYWARD SPECIALTY INSURANCE GROUP, INC.
Common Stock

Joint Lead Book-Running Managers
Barclays	Keefe, Bruyette & Woods A Stifel Company

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
ITEM 13.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
The following table sets forth all expenses to be paid by Skyward Specialty Insurance Group, Inc. (the “Registrant”), incurred or to be incurred in connection with this offering, other than the underwriting discounts and commissions. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.
SEC registration fee	$	*
FINRA filing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*
Total	$	*

*
To be provided by amendment.

ITEM 14.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.
Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act. The Registrant’s amended and restated certificate of incorporation permits the Registrant to indemnify its directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law.
The Registrant has entered into indemnification agreements with its directors and officers, whereby it has agreed to indemnify its directors and officers to the fullest extent permitted by law, subject to certain exceptions, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of the Registrant, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, the best interest of the Registrant. At present, there is no pending litigation or proceeding involving a director or officer of the Registrant regarding which indemnification is sought, nor is the registrant aware of any threatened litigation that may result in claims for indemnification.
The Registrant maintains insurance policies that indemnify its directors and officers against various liabilities arising under the Securities Act and the Exchange Act that might be incurred by any director or officer in his or her capacity as such.
The underwriting agreement filed as Exhibit 1.1 to this registration statement will provide for indemnification by the underwriters of the Registrant, its officers and directors and the selling stockholders for certain liabilities arising under the Securities Act or otherwise.
ITEM 15.   RECENT SALES OF UNREGISTERED SECURITIES.
Since January 1, 2020, the Registrant has issued the following unregistered securities:
(a)
Sale of Series A Preferred Stock

In April 2020, the Registrant entered into a series of subscription agreements, pursuant to which it issued and sold an aggregate of 2,000,000 shares of its Series A convertible preferred stock at a price per share of $50.00, for an aggregate purchase price of approximately $100 million.

No broker-dealers were involved in the foregoing issuances of securities. The securities described in this section (a) of Item 15 were issued to investors in reliance upon the exemption from the registration requirements of the Securities Act, as set forth in Section 4(a)(2) under the Securities Act and Regulation D promulgated thereunder relative to transactions by an issuer not involving any public offering, to the extent an exemption from such registration was required. All holders of securities described above represented to the Registrant in connection with their purchase or issuance that they were accredited investors and were acquiring the securities for their own account for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The holders received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.
(b)
Grants of Stock Awards and Issuance of Shares

During the period beginning January 1, 2019 and ending December 31, 2022, pursuant to the Company’s 2016 Program, we issued 67,232 shares of restricted stock, along with granting 67,232 restricted matched shares, at a weighted average price of $2.99 per share to certain employees. During the period beginning January 1, 2019 and ending December 31, 2022, pursuant to the Company’s 2020 Long-Term Incentive Plan, we granted 468,124 shares of restricted stock and restricted stock units at a weighted average price of $3.12 per share to certain employees and directors. During the period beginning January 1, 2019 and ending December 31, 2022, under the 2020 Rights Offering, we issued 2,000,000 preferred shares at a price of $50 per share to certain individuals and entities. During the period beginning January 1, 2019 and ending December 31, 2022, zero shares of common stock were issued upon the exercise of stock options.
The issuances of the securities described above were exempt from registration pursuant to Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering or Rule 701 promulgated under the Securities Act as transactions pursuant to compensatory benefit plans. The shares of common stock issued upon the exercise of options are deemed to be restricted securities for purposes of the Securities Act.
ITEM 16.   EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.
(a)
Exhibits.

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Commission on January 18, 2023).
3.2	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.2 to the Company’s Current Report on Form 8-K filed with the Commission on January 18, 2023).
4.1	Amended and Restated Stockholders’ Agreement, dated March 12, 2014, by and among the Registrant and the stockholders listed therein (incorporated by reference to Exhibit 4.1 to the Company’s Registration Statement on Form S-1, filed with the SEC on November 14, 2022).
5.1*	Opinion of DLA Piper LLP (US).
10.1+	Share Purchase and Award Agreement and form of agreements thereunder in use before 2016 (incorporated by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1, filed with the SEC on November 14, 2022).
10.2+	2016 Equity Incentive Program and form of award agreements thereunder (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1, filed with the SEC on November 14, 2022).
10.3+	2020 Long Term Incentive Plan and form of award agreements thereunder (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1, filed with the SEC on November 14, 2022).

Exhibit Number	Exhibit Description
10.4+	Skyward Specialty Insurance Group, Inc. 2022 Long-Term Incentive Plan and form of stock option agreement thereunder (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1, filed with the SEC on November 14, 2022).
10.5+	Skyward Specialty Insurance Group, Inc. 2022 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1, filed with the SEC on November 14, 2022).
10.6+	Form of Restricted Stock Units Agreement and form of notice under the Company’s 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.6 to the Company’s Registration Statement on Form S-8, filed with the SEC on January 12, 2023).
10.7+	Form of Restricted Stock Agreement under the Company’s 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.7 to the Company’s Registration Statement on Form S-8, filed with the SEC on January 12, 2023).
10.8+	Form of Nonstatutory Stock Option Agreement and form of notice under the Company’s 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.8 to the Company’s Registration Statement on Form S-8, filed with the SEC on January 12, 2023).
10.9+	Form of Incentive Stock Option Agreement and form of notice under the Company’s 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.9 to the Company’s Registration Statement on Form S-8, filed with the SEC on January 12, 2023).
10.10+	Form of Performance-Based Restricted Stock Units Agreement under the Company’s 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.10 to the Company’s Annual Report on Form 10-K, filed with the SEC on March 28, 2023).
10.11+	Performance-Based Restricted Stock Units Agreement under the Company’s 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.11 to the Company’s Annual Report on Form 10-K, filed with the SEC on March 28, 2023).
10.12+	Performance Unit Agreement under the Company’s 2022 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K, filed with the SEC on March 28, 2023).
10.13+	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1, filed with the SEC on November 14, 2022).
10.14+	Employment Agreement, dated May 22, 2020, by and between the Registrant and Andrew Robinson (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1, filed with the SEC on November 14, 2022).
10.15+	Form of Promissory Note (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1, filed with the SEC on November 14, 2022).
10.16	Lease Agreement by and between Memorial City Towers, Ltd. and Southwest Insurance Partners, Inc., dated December 1, 2008, with Amendment No. 1, dated February 16, 2009, Lease Commencement Agreement, dated August 24, 2009, Supplemental Parking Agreement, dated September 24, 2009, Amendment No. 2, dated August 17, 2010, Supplemental Letter Agreement dated August 26, 2010, Supplemental Lease Commencement Agreement, dated November 8, 2010, Amendment No. 3, dated February 20, 2013, Supplemental Commencement Agreement, dated September 25, 2013, Amendment No. 4, dated April 21, 2015, Amendment No. 5, dated July 27, 2015, Supplemental Commencement Agreement, dated October 7, 2015, Supplemental Commencement Agreement, dated April 7, 2016, Amendment No. 6, dated May 9, 2016, Supplemental Commencement Agreement, dated February 24, 2017, Amendment No. 7, dated November 6, 2017, and Supplemental Commencement Agreement, dated October 3, 2018 (incorporated by reference to Exhibit 10.9 to the Company’s Registration Statement on Form S-1, filed with the SEC on November 14, 2022).

Exhibit Number	Exhibit Description
10.17	Credit Agreement by and between Prosperity Bank and Houston International Insurance Group, Ltd., dated December 11, 2019 (incorporated by reference to Exhibit 10.10 to the Company’s Registration Statement on Form S-1, filed with the SEC on November 14, 2022).
10.18	Management Services Agreement by and between Westaim HIIG GP Inc. and Houston International Insurance Group, Ltd., dated August 1, 2019 (incorporated by reference to Exhibit 10.11 to the Company’s Registration Statement on Form S-1, filed with the SEC on November 14, 2022).
10.19	Surety Excess of Loss Reinsurance Contract by and among Everest Reinsurance Company, Houston Specialty Insurance Company, Imperium Insurance Company, Great Midwest Insurance Company, Oklahoma Specialty Insurance Company and Boston Indemnity Company, Inc., dated June 1, 2021 (incorporated by reference to Exhibit 10.12 to the Company’s Registration Statement on Form S-1, filed with the SEC on November 14, 2022).
10.20†	Consulting Agreement by and between Stephen Way and Skyward Specialty Insurance Group, Inc., dated January 1, 2022 (incorporated by reference to Exhibit 10.13 to the Company’s Registration Statement on Form S-1, filed with the SEC on November 14, 2022).
10.21†	Loss Portfolio Transfer and Adverse Development Retrocession Agreement by and among R&Q Bermuda (SAC) Limited acting in respect of the HIIG Segregated Account, HIIG Re, Houston Specialty Insurance Company, Imperium Insurance Company, and Great Midwest Insurance Company, dated April 1, 2020 (incorporated by reference to Exhibit 10.14 to the Company’s Registration Statement on Form S-1, filed with the SEC on November 14, 2022).
10.22†	Investment Management Agreement by and among Arena Investors, LP, Houston Specialty Insurance Company, Imperium Insurance Company, and Great Midwest Insurance Company, dated November 6, 2015, with a Supplemental Acknowledgement dated January 13, 2016, a Supplemental Acknowledgement dated May 17, 2021, Supplemental Acknowledgement B dated May 17, 2021, an Amendment Agreement effective March 15, 2022, and a Supplemental Acknowledgement dated March 23, 2022 (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-1, filed with the SEC on November 14, 2022).
10.23	Credit Agreement, dated March 29, 2023, by and among Skyward Specialty Insurance Group, Inc., the lenders from time to time party thereto and Truist Bank, as administrative agent (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Commission on March 29, 2023).
10.24	Guaranty Agreement, dated March 29, 2023, by and among Skyward Service Company, Skyward Underwriters Agency, Inc., the loan parties identified on the signature pages thereto and Truist Bank (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the Commission on March 29, 2023).
21.1	List of Subsidiaries of the Registrant (incorporated by reference to Exhibit 21.1 to the Company’s Annual Report on Form 10-K, filed with the SEC on March 28, 2023).
23.1*	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
23.2*	Consent of DLA Piper LLP (US) (included in Exhibit 5.1).
24.1*	Power of Attorney (included on signature page of this registration statement).
107*	Filing Fee Table.

*
To be filed by amendment.

+
Management contract or compensatory plan or arrangement.

†
Portions of this exhibit have been omitted for confidentiality purposes.

(b)
Financial Statement Schedules.   All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17.   UNDERTAKINGS.
The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.
The undersigned Registrant hereby undertakes that:
(1)
For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)
For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Houston, Texas, on the      day of       , 2023.
Skyward Specialty Insurance Group, Inc.
By:

Andrew Robinson
Chief Executive Officer
POWER OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Andrew Robinson, Mark Haushill and Leslie Shaunty, and each of them, as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution and full power to act without the other, for him or her and to act in his or her name, place and stead, in any and all capacities, to execute the Registration Statement on Form S-1 of Skyward Specialty Insurance Group, Inc. and any or all amendments (including post-effective amendments) thereto and any new registration statement with respect to the offering contemplated hereby filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date
Andrew Robinson	Chief Executive Officer and Director (Principal Executive Officer)	, 2023
Mark Haushill	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2023
J. Cameron MacDonald	Director	, 2023
Gena Ashe	Director	, 2023
Robert Creager	Director	, 2023
Marcia Dall	Director	, 2023
James Hays	Director	, 2023

Signature	Title	Date
Robert Kittel	Director	, 2023
Anthony J. Kuczinski	Director	, 2023
Katharine Terry	Director	, 2023